As filed with the Securities and Exchange Commission on January 31, 1997
                                      Registration No. 33-_______

                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                    _________________________

                             FORM S-1
                      Registration Statement
                              Under
                    The Securities Act of 1933
                    _________________________

                   UNITED COMMUNITY BANKS, INC.
      (Exact name of Registrant as specified in its charter)
                    _________________________

       Georgia                 6712              58-1807304
   (State or other      (Primary Standard     (I.R.S. Employer
   jurisdiction of          Industrial         Identification
   incorporation or    Classification Code         Number)
    organization)            Number)

          P.O. Box 398              Mr. Christopher J. Bledsoe
         59 Highway 515              Chief Financial Officer
   Blairsville, Georgia  30512     United Community Banks, Inc.
         (706) 745-2151                    P.O. Box 398
  (Address, including zip code,           59 Highway 515
      and telephone number,        Blairsville, Georgia  30512
            including                     (706) 745-2151
   area code, of registrant's     (Name, address, including zip
  principal executive offices)     code, and telephone number,
                                  including area code, of agent
                                           for service)

                         With copies to:
                    Richard R. Cheatham, Esq.
                    Kilpatrick & Cody, L.L.P.
                            Suite 2800
                      1100 Peachtree Street
                     Atlanta, Georgia  30309
                          (404) 815-6500

     Approximate date of commencement of the proposed sale to the public: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT
BECOMES EFFECTIVE.

     If any of the securities being registered on this Form arebeing offered on a delayed or continuous basis pursuant to Rule
415 under the Securities Act of 1933 check the following box.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering._________

     If delivery of the prospectus is expected to be made pursuant to Rule 434 please check the following box.


<CAPTION

                      CALCULATION OF REGISTRATION FEE
==============================================================================================================================
  Title of Each Class of     |  Amount to be  |       Proposed Maximum     |     Proposed Maximum      |     Amount of
 Securities to be Registered | Registered<F1> |   Offering Price Per Share |  Aggregate Offering Price |  Registration Fee
-----------------------------|----------------|----------------------------|---------------------------|----------------------
 Common Stock, par value     |    250,000     |            $20.00          |        5,000,000          |     $1,515.15
 $1.00 per share             |                |                            |                           |
==============================================================================================================================

<F1>  Estimated solely for the purpose of computing the registration fee

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH
DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE INACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED,
OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE
AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

              SUBJECT TO COMPLETION, DATED JANUARY 31, 1997

PROSPECTUS
----------
                   UNITED COMMUNITY BANKS, INC.
                  250,000 Shares of Common Stock

                  ______________________________

     United Community Banks, Inc. ("United") hereby offers for sale on a best efforts basis 250,000 shares of its common stock (the "Common Stock") at a price of $20.00 per share (the "Offering"). In the State of Georgia, the Common Stock offered hereby will be sold by certain executive officers of United, and no commissions will be paid on such sales. In order to comply with securities requirements of the State of North Carolina, United has engaged The Carson Medlin Company ("Carson Medlin") to act as a broker dealer for the account of United in effecting offers and sales of the Common Stock to investors in North Carolina. Carson Medlin will receive a fee of $30,000 for these services. Subscription proceeds for 25,000 shares must be deposited in an interest bearing account with SunTrust Bank in Atlanta, Georgia by the date that is 30 days from the date of this Prospectus unless extended to the date that is 90 days from the date of this Prospectus, or the Offering will terminate and subscription funds, together with interest actually earned thereon, will be returned to subscribers. The Common Stock offered hereby will be offered to members of the general public who are residents of the States of Georgia and North Carolina.

     Prior to the Offering, there has been no established public market for the Common Stock, and it is not expected that an active trading market for the Common Stock will develop as a result of completing the Offering. The offering price of $20.00 per share of Common Stock was set by United. For information relating to the factors considered in determining the offering price to the public, see "Determination of Offering Price."
                  ______________________________

See "Risk Factors" for a discussion of certain factors that should be considered in connection with an investment in the securities offered hereby.
                  ______________________________

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
           THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
            SECURITIES COMMISSION, NOR HAS THE SECURITIES AND
               EXCHANGE COMMISSION PASSED UPON THE ACCURACY
                   OR ADEQUACY OF THIS PROSPECTUS.  ANY
                    REPRESENTATION TO THE CONTRARY IS
                           A CRIMINAL OFFENSE.

             The securities offered hereby are not savings or
                deposit accounts or other obligations of a
           bank and are not insured by the Bank Insurance Fund
               of the Federal Deposit Insurance Corporation
                     or any other government agency.

=========================================================================================================================
                                               Price to Public |  Underwriting Discounts and   |   Proceeds to United (1)
                                                               |          Commissions          |
---------------------------------------------------------------|-------------------------------|-------------------------
 Per Share of Common Stock                          $20.00     |             <F2>              |           $19.60
 Minimum                                           $500,000    |             <F2>              |          $400,000
 Maximum                                          $5,000,000   |             <F2>             |         $4,900,000
==========================================================================================================================

<F1>  Before deducting expenses payable by United, estimated at $70,000.
<F2>  Carson Medlin will receive a fee of $30,000 for effecting sales of
      Common Stock on behalf of United in the State of North Carolina.

            The date of this Prospectus is January 31, 1997.
                            PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and financial statements, and the notes related thereto, appearing elsewhere in this Prospectus.

                               The Company

   United Community Banks, Inc. ("United") was incorporated under the laws of Georgia in 1987 and commenced operations in 1988 by acquiring 100% of the outstanding shares of Union County Bank ("UCB"). United is a registered bank holding company. All of United's activities are currently conducted by its wholly-owned subsidiaries, UCB, which was organized as a Georgia banking corporation in 1950, Carolina Community Bank, Murphy, North Carolina ("Carolina"), which United acquired in 1990, Peoples Bank, Blue Ridge, Georgia ("Peoples"), which United acquired in 1992, Towns County Bank, Hiawassee, Georgia ("Towns"), which United acquired in 1992, and White County Bank, Cleveland, Georgia ("White"), which United acquired in 1995, (collectively with UCB, Carolina, Peoples, Towns and White, the "Banks").

    In August 1995, United completed an offering to the public of 215,515 shares of United Common Stock registered under the Securities Act of 1933 pursuant to which $2,434,000 in additional capital was raised. United used the proceeds of that offering primarily to invest additional capitalin Carolina and Towns.

    On July 1, 1996, UCB established a branch in Dahlonega, Lumpkin County, Georgia, and on September 28, 1996, UCB purchased and assumed certain assets and liabilities and established a branch in Cornelia, Habersham County, Georgia.

   On December 31, 1996, United completed a Private Placement of $3,500,000 of Floating Rate Convertible Subordinated Payable-in-Kind Debentures due December 31, 2006, the proceeds of which were used to invest additional capital in Carolina, and for general corporate purposes. See "DESCRIPTION OF SECURITIES - Debentures."

   United's executive offices are located at 59 Highway 515, Blairsville, Georgia 30512, and its telephone number is (706) 745-2151.

                               Risk Factors

   Prospective investors should carefully consider the matters discussed under "Risk Factors" elsewhere in this Prospectus.


                               The Offering

Common Stock

  Common Stock offered  ....................... 250,000 shares.

  Common Stock deemed outstanding before the
       Offering ............................... 6,637,248 shares, including 140,000 shares deemed outstanding pursuant to
                                                United's prime plus 1/4% Convertible
                                                Subordinated Payable-in-Kind
                                                Debentures due December 31, 2006
                                                ("2006 Debentures") and presently
                                                exercisable options to acquire 58,400
                                                shares (the "Options") issued
                                                pursuant to the United's Stock Option
                                                Plan.

  Common Stock deemed outstanding after the
       Offering .............................. 6,887,248 shares (including shares underlying the 2006 Debentures and
                                               the Options).

Use of Proceeds .............................. To invest additional capital in UCB and Carolina, and for general
                                               corporate purposes.  See "Use of
                                               Proceeds."

                               United Community Banks, Inc.
                        Summary Consolidated Financial Information
                     (Dollars in thousands, except per share amounts)

                                                                                                                  Pro Forma
                                                                                                                  Consolidated
                                                          December 31                                            As Adjusted <F3>
                                            ---------------------------------------------------      Sept. 30,      Sept. 30,
                                              1991       1992      1993         1994       1995        1996           1996
                                              ----       ----      ----         ----       ----        ----           ----
Balance Sheet Data
  Total assets  . . . . . . . . . . . . .   $269,684   $332,013   $393,632    $456,936    659,669     779,565       787,965
  Loans, gross  . . . . . . . . . . . . .    180,254    224,057    283,611     341,621    456,140     564,685       564,685
  Deposits  . . . . . . . . . . . . . . .    242,957    300,020    349,765     393,270    590,656     680,337       680,337
  Long term debt  . . . . . . . . . . . .      5,277      7,800      7,400       9,400     11,309      10,736        10,736
  Stockholders' equity  . . . . . . . . .     17,968     20,942     25,449      30,217     44,027      48,766        54,666

                                                                                                           Pro Forma Consolidated
                                                                                                                 As Adjusted<F3>
                                                          As of December 31,                                     -----------
                                               ------------------------------------------------     Sept. 30,  Sept. 30,  Dec. 31,
                                               1991       1992       1993      1994        1995       1996       1996       1995
                                               ----       ----       ----      ----        ----       ----       ----       ----
Statement of Earnings Data
  Net interest income   . . . . . . . . .     $9,322    $11,131    $14,516    $18,217     22,919      22,632     22,739    23,063
  Provision for loan losses   . . . . . .        834        472        842        935      1,040         915        915     1,040
  Noninterest income  . . . . . . . . . .      1,551      2,157      3,700      3,762      4,264       3,740      3,740     4,264
  Noninterest expense   . . . . . . . . .      7,377      8,635     11,705     13,902     17,854      16,803     16,803    17,854
  Net earnings  . . . . . . . . . . . . .      2,082      3,126      4,202      5,200      6,051       5,724      5,796     6,146

Per Share Data
Book value (period end)<F1>   . . . . . .       3.29       3.81       4.55       5.41       7.03        7.79       8.17      7.46
  Net earnings  . . . . . . . . . . . . .       0.38       0.57       0.76       0.93       1.04        0.91       0.87      0.98
  Weighted average outstanding shares   .  5,454,040  5,492.435  5,545,110  5,589,365  5,813,615   6,260,280  6,688,848 6,242,183
  Dividends   . . . . . . . . . . . . . .       0.03       0.05       0.04       0.04       0.07        0.04       0.04      0.04

Ratios
  Return on average assets  . . . . . . .       0.82%     1.04%       1.16%      1.22%      1.08%       1.05%      1.06%     1.07%
  Return on average stockholders' equity       12.23%    16.07%      18.12%     18.68%     16.30%      16.49%     15.70%    15.34%
Net interest margin<F2>  . . . . . . . .        4.27%     4.27%       4.57%      4.88%      4.60%       4.64%      4.60%     4.56%
  Average stockholders' equity to average
    assets                                      6.73%     6.47%       6.41%      6.51%      6.60%       6.45%      6.77%     7.01%

______________

<F1>Represents stockholders' equity divided by the number of outstanding shares at period end.
<F2>Represents net interest income as a percentage of average interest-earning assets.
<F3>Gives effect to the application of the net proceeds of the Offering, issuance of the 2006 Debentures and conversion of the 2000 Debentures as of December 31, 1996. See Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Information for the Nine Months Ended September 30, 1996 - Developments Since September 30, 1996.

                               RISK FACTORS

     Investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, before purchasing any of the securities offered hereby.

Government Regulation
---------------------

     United and the Banks are subject to extensive government regulation and control. This regulation not only imposes cost and compliance burdens, but also limits and defines the scope and nature of United's and the Banks' activities. See "BUSINESS" and "SUPERVISION AND REGULATION."

Determination of Offering Price of Common Stock
-----------------------------------------------

     Because there is no active market for the Common Stock, the offering price for the Common Stock has been determined by the Board of Directors of United and represents the most favorable terms for United upon which the Board of Directors believes it can anticipate attracting additional capital in the amounts needed by United. When setting the price for the securities offered hereby, the Board of Directors considered recent sales of the Common Stock, prevailing area and national economic conditions, the prices of securities of other financial institutions in comparison to the earnings and book values of those institutions, and the historical and potential future financial results of United. See "DETERMINATION OF OFFERING PRICE."

Monetary Policy and Economic Conditions
---------------------------------------

     The operating income and net earnings of the Banks depend to a substantial extent on the difference between the income the Banks receive from their loans, investments and other earning assets, and the interest the Banks pay on their deposits and other liabilities. These rates are highly sensitive to many factors which are beyond the control of the Banks, including national and international economic conditions and the monetary policies of various governmental and regulatory authorities.

Absence of Trading Market
-------------------------

     The shares of Common Stock offered hereby will not be subject to any specific restrictions on transfer (with the exception of securities purchased by United's directors, officers and other affiliates) and will be freely transferable immediately upon issuance. However, prior to the Offering, there has been no public or other established, active market for the Common Stock, and it is not expected that any active public market for the Common Stock will develop as a result of the completion of the Offering or otherwise.

No Firm Commitment
------------------

     The Offering is being conducted on a best-efforts basis. As a consequence, the Offering's success is dependent on the willingness of current shareholders of United to invest additional funds and the ability of the officers of United to attract new investors. The Offering will be conducted by certain executive officers of United in Georgia. North Carolina securities regulations require that offers and sales of Common Stock in the State of North Carolina must be made by a broker-dealer who is registered in North Carolina. United has engaged The Carson Medlin Company ("Carson Medlin") to act as a broker dealer for the account of United in effecting offers and sales of the Common Stock to investors in North Carolina. Carson Medlin will receive a fee of $30,000 for these services. Carson Medlin will not be obligated to purchase any of the Common Stock for its own account.

                     DETERMINATION OF OFFERING PRICE

     The offering price for the Common Stock was determined by United. Among the factors considered were recent sales of the Common Stock and the earnings of United during the year ended December 31, 1995 and the nine months ended September 30, 1996, as well as United's prospective earnings, an assessment of United's management, the nature of United's assets and liabilities, the future prospects of United and the banking industry in general, area and national economic conditions, interest rate environment, market prices of and demand for securities of institutions engaged in activities similar to those of United and a comparison of prices of securities of other financial institutions to the earnings and book value of those institutions and of United.

     No assurance can be given that investors in the Offering will be able to resell their shares of Common Stock at a price equal to or greater than the offering price set forth on the cover page of this Prospectus or that such price necessarily indicates the fair market value of the Common Stock.

                MARKET FOR AND PRICE RANGE OF COMMON STOCK

     Since United began operations as a holding company in 1988, there has been no established market for the Common Stock. As of December 31, 1996, 6,637,248 shares of Common Stock were issued and outstanding, including 140,000 shares deemed outstanding pursuant to the 2006 Debentures and presently exercisable options to acquire 58,400 shares. United has not agreed to register any other shares of Common Stock nor is United presently contemplating any other public offering of Common Stock.

     United is aware of approximately 256 sales of Common Stock in 1996 in blocks ranging from one share to 2,500 shares at prices ranging from $10.00 per share to $42.00 per share and of approximately 29 sales of Common Stock in 1995, in blocks ranging from 15 shares to 1,000 shares at prices ranging from $10.00 per share to $11.50 per share. At December 31, 1996, there were 1,704 holders of record of Common Stock.

     It is not expected that any active public market for the Common Stock will develop as a result of the completion of the Offering or otherwise.

                             USE OF PROCEEDS

     The net proceeds to be received by United from the sale of the shares of Common Stock offered hereby are estimated to be $4.9 million, after the deduction of estimated offering expenses payable by United. United intends to use such proceeds to invest additional capital in UCB and Carolina, and for working capital because of the asset growth which both of those banks are experiencing. United frequently evaluates acquisition opportunities and from time to time enters into discussions regarding possible acquisitions. Pending the application of the net proceeds of the Offering, United currently anticipates that the net proceeds will be deposited into a money market account with UCB.

                              CAPITALIZATION

     The following table sets forth the consolidated capitalization of United at September 30, 1996, and as adjusted at that date to give effect to the sale by United of the 2006 Debentures, conversion of the 2000 Debentures and the 250,000 shares of Common Stock and the application of the estimated net proceeds therefrom as described in "USE OF PROCEEDS" and as further adjusted to give effect to the application of the net proceeds of the Offering. This table should be reviewed in conjunction with the United's Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Prospectus.

                                                             September 30, 1996
                                                             ------------------
                                                           Actual       As Adjusted<F1>
                                                           ------       ---------------
($ in thousands)
Long-Term Debt  . . . . . . . . . . . . . . . . . . .       $10,736           $10,736
Convertible Subordinated Debentures . . . . . . . . .         1,000             3,500
Stockholders' Equity:
  Preferred Stock, $1.00 par value; 10,000,000 shares
    authorized, no shares issued and outstanding  . .             -                 -
  Common Stock, $1.00 par value; 10,000,000 shares
    authorized, 6,260,280 shares issued and outstanding,
    6,688,748 shares issued and outstanding, as adjusted      6,260             6,689
  Capital surplus   . . . . . . . . . . . . . . . . .        14,520            19,991
  Retained earnings   . . . . . . . . . . . . . . . .        28,471            28,471
  Unrealized losses on securities available
       for sale   . . . . . . . . . . . . . . . . . .          (485)             (485)
Total stockholders' equity  . . . . . . . . . . . . .        48,766            54,666
Total capitalization  . . . . . . . . . . . . . . . .        60,502            68,902

_________________________

<F1>Gives effect to the application of the net proceeds of the Offering, proceeds from issuance of 2006 Debentures and conversion of the 2000 Debentures as of December 31, 1996. See Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Information for the Nine Months Ended September 30, 1996 - Developments Since September 30, 1996.

                                DIVIDENDS

     United paid semi-annual cash dividends of $.08 per share of Common Stock to shareholders of record in 1996 and $.07 per share of Common Stock to shareholders of record in 1995. United presently intends to continue paying cash dividends on a semi-annual basis with respect to the Common Stock.

     The amount and frequency of dividends will be determined by United's Board of Directors in light of the earnings, capital requirements and the financial condition of United, and no assurance can be given that dividends on the Common Stock will be declared in the future. Further, United's ability to pay cash dividends on the Common Stock will be dependent on cash dividends paid to it by the Banks. The ability of the Banks to pay dividends to United is restricted by applicable regulatory requirements. See "BUSINESS," "SUPERVISION AND REGULATION" and "DESCRIPTION OF SECURITIES."

                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The following discussion focuses on significant changes in the financial condition and results of operations of United and the Banks during the past three years ended December 31, 1995 and the nine months ended September 30, 1996. The discussion and analysis is intended to supplement and highlight, and should be in conjunction with, information contained in the accompanying consolidated financial statements and the summary financial information presented elsewhere in this Prospectus.

FINANCIAL HIGHLIGHTS

     YEAR ENDED DECEMBER 31, 1995. Net earnings totaled over $6 million for the year ended December 31, 1995, an increase of over 16% from the $5.2 million earned in 1994. Net earnings per common share were $1.04 for 1995 compared to $0.93 reported for 1994, an increase of 12%. Return on assets and return on equity for the year ended December 31, 1995, was 1.08% and 16.30%, respectively. The 1994 return on assets and return on equity was 1.22% and 18.68%, respectively.

     United's balance sheet grew 44.3% during the year as assets ended the year at $660 million. Net loans increased 34.5% during the year and deposits grew over 50%. The increases in both loans and deposits reflect a strengthening economic environment as well as market share gains from competition. Stockholders' equity increased to $44 million and represented 6.67% of year end assets.

     On October 26, 1995, the United board of Directors declared a five-for-one stock split, effected in the form of a share dividend, payable to shareholders of record November 6, 1995. Share and per share data for all periods presented have been restated to reflect the additional shares outstanding resulting from the stock split.

     NINE MONTHS ENDED SEPTEMBER 30, 1996. Net earnings for the nine months ended September 30, 1996 increased to $5.7 million or 38% over net earnings for the first nine months of 1995. Net earnings per common share for the first nine months also increased 25% from the same period in 1995 to $.91. Net interest income increased 39% for the nine months ended September 30, 1996 over the same period of 1995 to $23.6 million. For the first half of 1996, the provision for loan losses increased 23% to $915,000 for the nine month period. Noninterest income and expense rose 21% and 33%, respectively, over the first three quarters of 1995.

     Total assets at September 30, 1996 were $780 million representing a $120 million or an 18% increase from December 31, 1995 and a $158 million or a 25% increase from September 30, 1995. The growth from prior year is primarily attributed to an increase in market share of approximately $109 million and $49 from acquisitions. The primary purpose of this Offering is to provide more capital to UCB and Carolina which have seen their assets grow $61 million (25%) and $36 million (20%), respectively, in 1996. At September 30, 1996, earning assets totaled $722 million, an increase of $111 million from December 31, 1995. The earning assets mix improved slightly in the first nine months with loans representing 77% of the total earning assets as compared to 73% at December 31, 1995.

MERGERS AND BRANCH ACQUISITIONS

     In 1995, United's subsidiary, Carolina, assumed deposits totaling $32 million and purchased certain assets totaling $12 million of three branch banks in the western North Carolina cities of Andrews, Franklin and Waynesville.

     Effective August 31, 1995, United completed the acquisition of White County Bancshares, Inc., the parent company of the $71 million asset, White County Bank in Cleveland, Georgia. United issued 455,400 shares of its common stock in addition to a previously issued exchangeable payable in kind debenture for all of the issued and outstanding shares of White. This transaction was accounted for as a purchase.

     On September 28, 1996, UCB assumed deposits of $23.7 million and purchased certain assets totalling $33.2 million of a branch bank located in Cornelia, Habersham County, Georgia. Participation interests in
$12 million of those loans were repurchased by the seller, so that the net assets purchased by UCB was $21.2 million. On July 1, 1996, UCB established a de novo branch in Dahlonega, Lumpkin County, Georgia.

NET INTEREST INCOME

     Net interest income (the difference between the interest earned on assets and the interest paid on deposits and liabilities) is the single largest component of United's operating income. United actively manages this income source to provide the largest possible amount of income while balancing interest rate, credit, and liquidity risks.

     Net interest income, on a taxable equivalent basis, was $24.1 million in 1995, compared to $19.3 million in 1994 and $15.4 million in 1993. The 25% increase in 1995 was the result of increased volume of net earning assets partially offset by a decline in interest rate spreads.

     Interest income increased over 44% in 1995 and 20% in 1994, respectively. The increase in 1995 was again primarily a result of an increase in interest and fees on loans of over $12.5 million, of which $2.7 million was contributed as a result of the White County acquisition. Interest on investment securities and other earning assets increased $2.9 million or 49%.

     Average earning assets in 1995 increased over 33% when compared to 1994 due to increases in average loans of over $86 million and average investment securities of $28 million. Increases in average earning assets of 17% were experienced in 1994 over 1993 primarily due to increases in average loans of $59 million. Table 1 represents net interest income, yields and rates on a taxable-equivalent basis and average balances for the years 1995, 1994 and 1993.

Table 1  - Consolidated Average Balances, Interest and Rates
           Taxable Equivalent Basis
           (dollars in thousands)

                                                                          Years Ended December 31,
                                                                          ------------------------
                                                  1995                              1994                           1993
                                                  ----                              ----                           ----
                                      Average               Yield/   Average              Yield/     Average             Yield/
                                      Balance    Interest    Rate    Balance   Interest    Rate      Balance   Interest   Rate
                                      -----------------------------------------------------------------------------------------
ASSETS
Interest earning assets:
   Federal funds sold                 $17,467      1,113     6.37%   $3,270        135       4.13%     $3,674       107   2.91%
   Interest bearing deposits
      with other banks                    286          3     1.05%      502         20       3.98%      1,350         4  93.63%
   Investment securities:
      Taxable                          78,684      4,791     6.09%   51,194      2,924       5.71%     57,104     3,276   5.74%
      Tax-exempt                       31,605      2,797     8.85%   30,662      2,747       8.96%     24,324     2,330   9.58%
                                      -------     ------             ------     ------                -------    ------
   Total investment securities        110,289      7,588     6.88%   81,856      5,671       6.93%     81,428     5,606   6.88%
                                      -------     ------             ------     ------                -------    ------
   Loans:
      Taxable                         389,565     40,943    10.51%  304,961     28,683       9.41%    247,092    23,153   9.37%
      Tax-exempt                        5,938        653    11.00%    4,532        424       9.36%      3,387       306   9.04%
                                      -------     ------             ------     ------                -------    ------
      Total loans                     395,503     41,596    10.52%  309,493     29,107       9.40%    250,479    23,459   9.37%
                                      -------     ------             ------     ------                -------    ------
Total interest earning assets         523,545     50,300     9.61%  395,121     34,933       8.84%    336,931    29,221   8.67%
                                      -------     ------             ------     ------                -------    ------
Allowance for loan losses              (5,367)                       (3,712)                           (2,934)
Cash and due from banks                15,891                        13,504                            11,141
Premises and equipment                 13,456                        11,086                             7,897
Other assets                           14,867                        11,696                             8,965
                                     --------                      --------                          --------
     Total assets                    $562,392                      $427,695                          $362,000
                                     ========                      ========                          ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest bearing liabilities:
   Deposits:
      Demand                        $  97,103      3,585     3.69% $ 86,224      2,874       3.33%  $  66,195     2,080    3.14%
      Savings                          33,057      1,023     3.09%   30,172        926       3.07%     24,464       788    3.22%
      Time                            317,938     19,735     6.21%  225,872     10,572       4.68%    208,954    10,229    4.90%
      Federal funds purchased             975         56     5.74%    2,476        122       4.93%      1,297        42    3.24%
      FHLB advances                    11,889        899     7.56%    8,096        415       5.13%      1,876        99    5.28%
      Long-term debt                    9,537        820     8.60%    8,754        639       7.30%      7,657       459    6.00%
      Convertible subordinated
        debentures                      1,000         90     9.00%    1,000         90       9.00%      1,248       112    9.00%
                                      -------     ------             ------     ------                -------    ------
Total interest bearing liabilities    471,499     26,208     5.56%  362,594     15,638       4.31%    311,691    13,809    4.43%
                                      -------     ------            -------     ------                -------    ------
Noninterest bearing demand
   deposits                            50,149                        34,101                            24,847
Other liabilities                       3,621                         3,167                             2,266
Stockholders' equity                   37,123                        27,833                            23,196
                                      -------                       -------                           -------
Total liabilities and
   stockholders' equity              $562,392                      $427,695                          $362,000
                                     ========                      ========                          ========
Net interest income                               24,092                        19,295                           15,412
                                                  ======                        ======                           ======
Net interest spread                                          4.05%                           4.53%                         4.24%
                                                             ====                            ====                          ====
Net interest margin                                          4.60%                           4.88%                         4.57%
                                                             ====                            ====                          ====
Taxable equivalent adjustments:
   Loans                                        $    222                            144                            104
   Investment securities                             951                            934                            792
                                                 -------                        -------                        -------
   Total taxable equivalent
     adjustments                                   1,173                          1,078                            896
                                                 -------                        -------                        -------
Net interest income                             $ 22,919                        $18,217                        $14,516
                                                ========                        =======                        =======

CONSOLIDATED AVERAGE BALANCES, INTEREST AND RATES

     The banking industry uses two key ratios to measure relative profitability of net interest income. The net interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest bearing sources of funds. The interest rate spread eliminates the impact of non-interest bearing deposits and gives a direct perspective on the effect of market interest rate movements. The net interest margin is defined as net interest income as a percent of average total earning assets and takes into account the positive impact of investing non-interest bearing deposits.

     The net interest spread was 4.05% in 1995, 4.53% in 1994 and 4.24% in 1993, while the net interest margin was 4.60% in 1995, 4.88% in 1994 and 4.57% in 1993. The decrease in the margin and spread are primarily due to competitive pricing for time deposit accounts and a rising rate environment. In addition, the acquisition of White County contributed unfavorably to the net interest margin for 1995. The increase in 1994 compared to 1993 was a result of changes in the overall asset and liability mix, combined with a favorable rate environment. Table 2 shows the change in net interest income for the past two years due to changes in volumes and rate.

Table 2  -       Rate/Volume Variance Analysis
                 Taxable Equivalent Basis
                 (dollars in thousands)

                                             1995 Compared to 1994                  1994 Compared to 1993
                                       Increase (decrease) due to changes in  Increase (decrease) due to changes in
                                       -------------------------------------  -------------------------------------
                                                       Yield/       Net                       Yield/       Net
                                          Volume        Rate      Change        Volume         Rate       Change
                                          ------       ------     ------        ------        ------      ------
Interest earned on:
   Federal funds sold                     $  905           73        978      $   (13)           41         28
   Interest bearing deposits
    with other banks                          (2)         (15)       (17)         (34)            5         (29)
   Investment securities:
    Taxable                                1,674          193      1,867          (336)         (16)       (352)
    Tax-exempt                                83          (33)        50           576         (159)        417

   Loans:
    Taxable                                8,892        3,368     12,260         5,438           92       5,530
    Tax-exempt                               155           74        229           107           11         118

    Total interest income                 11,707        3,660     15,367         5,738          (26)      5,712
Interest paid on:
   Deposits:
    Demand                                   402          309        711           662          132         794
    Savings                                   89            8         97           177          (39)        138
    Time                                   5,715        3,448      9,163           811         (468)        343
   Federal funds purchased                   (86)          20        (66)           51           29          80
   FHLB advances                             287          197        484           319           (3)        316
   Long-term debt                             67          114        181            72          108         180
   Convertible subordinated
    debentures                                --           --         --           (22)          --         (22)

    Total interest expense                 6,474        4,096     10,570         2,070         (241)      1,829

    Net interest income                   $5,233         (436)     4,797        $3,668          215       3,883

NONINTEREST INCOME

     Noninterest income consists primarily of revenues generated from service charges and fees on deposit accounts, mortgage loan and related fees and profits earned through sales of credit life insurance. In addition, gains or losses realized from the sale of investment portfolio securities are included in non-interest income. Total non-interest income for 1995 increased 13% or $502,000, $235,000 of which was contributed as a result of the White County acquisition. Noninterest income for 1994 showed a modest increase of 2% from 1993. The growth in non-interest income was the result of United's continuing efforts to build stable sources of fee income, which includes services charges on deposits and mortgage loan and related fees. This growth is being accomplished through the building of customer market share and expansion of United's locations together with $135,000 resulting from the White acquisition.

     The primary contributor to non-interest income growth in both 1995 and 1994 was the continued growth in service charges on deposits. Fee income from service charges on deposit accounts increased over 32% in 1995 following a 9% increase in 1994. Continued emphasis on low cost checking account services, appropriate pricing for transaction deposit accounts and fee collection practices for other deposit services contributed to the increased levels of income for both years. Increases during 1995 and 1994 were further influenced by the increase in both the number of accounts and balances outstanding in transaction deposit accounts.

     Net gains on sales of investment securities decreased $34,000 from 1994 levels as management liquidated fewer investment securities to meet loan demand.

     Mortgage loan and related fee income decreased almost 4% or $57,000 during 1995 as compared to 1994 as the volume of loans refinanced remained relatively flat.

NONINTEREST EXPENSE

     Noninterest expenses for 1995 increased 28% following an increase of 19% in 1994. The increase was primarily due to the acquisition of White County Bank which added an additional $1.6 million or 40% of the total increase. Salaries and employee benefits increased 26% from 1994 due to employee additions resulting from the White and Carolina branch acquisitions together with the increases required to maintain continued growth and cost of living raises.

     Net occupancy expense increased $685,000 or 34% in 1995 following a 25% increase in 1994. The 1995 increase in occupancy expense was due primarily to increased depreciation related to new banking facilities located in Blue Ridge, Georgia and costs to operate the banking facilities in White County, Georgia and the branch banking facilities acquired by Carolina.

     Deposit insurance premiums decreased $302,000 or 37% as a result of the FDIC refunds from a recalculated FDIC assessment.

     Other non-interest expenses, including advertising, stationery and supplies, increased $1.5 million or 48% compared to a 11% increase in 1994. Management continues to emphasize the importance of expense management productivity throughout United in order to further decrease the cost of providing expanded banking services to a growing market base.

INVESTMENT SECURITIES

     The composition of the investment securities portfolio reflects United's investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of income. The investment portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds, furnishing liquidity, and supplying securities to pledge as required collateral for certain deposits.


     During 1995, gross investment securities sales were $15 million as compared to $19 million during 1994. Maturities and paydowns were $23 and $13 million, representing 21% and 12%, respectively, of the average total portfolio for the year. Net gains associated with the sales were approximately $4,000 and $38,000, respectively, accounting for less than 1% of non-interest income. Gross unrealized gains in the total portfolio amounted to approximately $1.8 million at year end 1995 and gross unrealized losses amounted to approximately $470,000.

     Total average investment securities, including those available for sale, increased 35% during 1995 largely due to the White acquisition. Average investment securities during 1994 increased 0.5% from the 1993 average levels.

     In December 1995, United transferred securities with amortized costs of $11 million from the held to maturity category to the available for sale category. At the date of transfer, the unrealized gain related to the transfer amounted to $312,500. These transfers were made as a result of United's reassessment of the appropriateness of its securities classifications as allowed by the Financial Accounting Standards Board's special report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities."

     Table 3 reflects the carrying amount of the investment securities portfolio for the past three years.

Table 3 - Carrying Value of Investments
(dollars in thousands)                                               December 31,
                                                ---------------------------------------------
                                                      1995              1994             1993
==============================================================================================
Securities held to maturity:
         U.S. Treasury                          $    6,624              4,250            1,320
         U.S. Government agencies                   37,736             20,556           12,435
         State and political subdivisions           26,524             32,039           27,648
         Mortgage backed securities                  7,937              6,103            5,756
                                                ----------------------------------------------
                                                    78,821             62,948           47,159
                                                ----------------------------------------------
Securities available for sale:
         U.S. Treasury                              23,239              5,781           13,766
         U.S. Government agencies                   28,341              6,733           18,548
         State and political subdivisions            6,321                -                -
         Mortgage backed securities                  4,290                569            1,364
         Other                                       2,855              1,864            1,372
                                                ----------------------------------------------
                                                    65,046             14,947           35,050
                                                ----------------------------------------------
         Total                                    $143,867             77,895           82,209
                                                ==============================================

CARRYING VALUE OF INVESTMENTS

     The December 31, 1995, market value of securities held to maturity, as a percentage of amortized cost was 101%, up from 96% at December 31, 1994. The market value of the portfolio of securities held to maturity will change as interest rates change and such unrealized gains or losses will not flow through the earnings statement unless the related securities are called at prices which differ from the carrying value at the time of call.

     United utilizes its investment portfolio to offset some of the natural mismatch of interest rate risk inherent in the loan and deposit portfolios. United is fortunate to experience strong loan demand at all the Banks so there is little need for investments solely to augment income or utilize uninvested deposits. Accordingly, United must maintain a conservative posture with respect to the types of securities in which it invests. The investment portfolio consists primarily of U.S. Treasuries, U.S. Government agencies and tax-free municipal securities with little principal risk.


LOANS

     During 1995, average loans increased $86 million, or 28% and represented 75% of average interest earning assets and 70% of average total assets. This growth generally occurred proportionally among the various loan categories and can be attributed to additional products and services marketed to existing customers and the successful business development efforts which resulted in market share gains from competitors. In addition, the acquisition of White as well as the branch acquisitions contributed approximately $50 million.

     The level of loans, when compared to the level of deposits, has been relatively strong over the last three years. The average loan to deposit ratio was 79%, 82% and 77% in 1995, 1994 and 1993, respectively. The decrease noted in 1995 is attributed to the infusion of deposits acquired from the White acquisition together with the branch acquisitions.

     Table 4 breaks down the composition of the loan portfolio for each of the past five years while Table 5 shows the amount of loans outstanding for selected categories as of December 31, 1995, with maturities based on the remaining scheduled repayments of principal.


Table 4 - Loan Portfolio
(dollars in thousands)
                                                                                              December 31,
                                ==================================================================================================
                                      1995                 1994                 1993                  1992               1991
==================================================================================================================================
                                        Percent               Percent              Percent              Percent            Percent
                               Amount   of Total   Amount    of Total   Amount    of Total   Amount   of Total   Amount   of Total
==================================================================================================================================
Commercial, financial and
 agricultural                  $120,876   27.2%    105,644      32.1%     82,424     30.5%   67,208     30.7%    51,765     28.8%
Real estate - construction       29,538    6.7%     19,707       6.0%     21,984      8.1%    9,768      4.5%     8,601      4.8%
Real estate - mortgage          216,649   48.8%    144,971      44.0%    115,822     42.9%   98,427     45.0%    80,859     44.9%
Installment loans to             77,029   17.3%     58,904      17.9%     49,770     18.5%   43,425     19.8%    38,700     21.5%
                                        ------     -------     -----     -------    -----   -------   ------   --------   ------
 individual
Total loans                     444,092  100.0%    329,226     100.0%    270,000    100.0%  218,828    100.0%   179,925    100.0%
Less: Allowance for loan          6,545              3,950                 3,237              2,592               2,091
                                                   -------               -------            -------             -------
 losses
                               $437,547            325,276               266,763            216,236             177,834
                                =======            =======               =======            =======             =======

             Table 5 - Loan Portfolio Maturity
             (dollars in thousands)
                                                                                               Rate Structure for Loans
                                                  Maturity                                      Maturing Over One Year
                                ============================================================================================
                                                 Over One Year                                                   Floating or
                                   One Year         Through       Over Five                   Predetermined      Adjustable
                                    or Less       Five Years        Years        Total        Interest Rate         Rate
============================================================================================================================
Commercial, financial and
  agricultural                     $103,378         12,796          4,702        120,876          15,330            2,168
Real estate - construction           28,828            710              -         29,538             261              449
                                   --------         ------          -----        -------          ------            -----
                                   $132,206         13,506          4,702        150,414          15,591            2,617
                                   =========================================================================================

PROVISION AND ALLOWANCE FOR LOAN LOSSES

     United manages asset quality and controls risk through diversification of the loan portfolio and the application of policies designed to foster sound underwriting and loan monitoring practices. United's loan administration function is charged with monitoring asset quality, establishing credit policies and procedures, and enforcing the consistent application of these policies and procedures across United.

     The provision for loan losses is the annual cost of providing an adequate allowance for anticipated potential future losses on loans. The amount each year is dependent upon many factors including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of loan portfolio quality, the value of collateral, and economic factors and trends.

     Reviews of non-performing, past due loans and larger credits, designed to identify potential charges to the allowance for loan losses, as well as determine the adequacy of the allowance, are made on a regular basis during the year. These reviews are made by the responsible lending officers, as well as a separate credit administration department, and consider such factors as the financial strength of borrowers, the value of the applicable collateral, past loan loss experience, anticipated loan losses, growth in the loan portfolio, and other factors, including prevailing and anticipated economic conditions.

     Whenever a loan, or portion thereof, is considered by management to be uncollectible, it is charged against the allowance for loan losses. Management believes that the allowance for loan losses is adequate.
While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowance for loan losses. Such agencies may require the Banks to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

     The provision for loan losses increased 11% in 1995 compared to an 11% increase in 1994 although the allowance for loan losses as a percentage of total loans increased from 1.19% in 1994 to 1.47% at year end 1995 due to the $1.8 million allowance acquired from White.

     Net loan charge-offs increased 16% in 1995 after increasing 13% in 1994. The slight increase in 1995 is largely due to net charge-offs within the White loan portfolio. United does not currently allocate the allowance for loan losses to the various loan categories. Net charge-offs during 1996 are expected to approximate those experienced during 1995.

     Table 6 sets forth information with respect to United's loan and the allowance for loan losses for each of the last five years.

<CAPTIION>

Table 6 - Analysis of the Allowance for Loan Losses
(dollars in thousands)                                                    Years Ended December 31,
                                                       --------------------------------------------------------------
                                                          1995         1994          1993         1992          1991
=====================================================================================================================
Allowance for loan losses at beginning of year         $ 3,950        3,237         2,592         2,091         1,816
Charge-offs:
        Commercial, financial and agricultural             148           27             6            25           236
        Real estate - construction                          24            -             -             -             3
        Real estate - mortgage                             337           49            54            58           126
        Installment loans to individuals                   166          238           227           226           250
                                                       --------------------------------------------------------------
        Total charge-offs                                  675          314           287           309           615
                                                       --------------------------------------------------------------
Recoveries:
        Commercial, financial and agricultural             157            6             1            43             6
        Real estate - construction                           -            -             -             -             -
        Real estate - mortgage                             189            1            28            23            10
        Installment loans to individuals                    71           85            61            60            40
                                                       --------------------------------------------------------------
        Total recoveries                                   417           92            90           126            56
                                                       --------------------------------------------------------------
        Net charge-offs                                    258          222           197           183           559
                                                       --------------------------------------------------------------
Provisions charged to earnings                           1,040          935           842           472           834
Allowance for loan losses acquired from White            1,813            -             -             -             -
Allowance for loan losses acquired from Towns                -            -             -           212             -
                                                       --------------------------------------------------------------
Balance at end of year                                  $6,545        3,950         3,237         2,592         2,091
                                                       ==============================================================
Ratio of net charge-offs to average loans
outstanding during the period                            0.07%        0.07%         0.08%         0.09%         0.33%

ASSET QUALITY

     Non-performing assets, comprised of nonaccrual loans, other real estate owned and loans for which payments are more than 90 days past due totaled $2.2 million compared to $599,000 at year end 1994. The increase from 1994 is directly attributable to certain non-performing assets resulting from the acquisition of White.

     It is the general policy of the Banks to stop accruing interest income and place the recognition of interest on a cash basis when a loan is placed on nonaccrual status and any interest previously accrued but not collected is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest or a guarantor assures payment of interest. Loans made by United's Bank Subsidiaries to facilitate the sale of other real estate are made on terms comparable to loans of similar risk. An adequate investment by the buyer is required prior to the removal of other real estate from non-performing assets.

     There were no commitments to lend additional funds on nonaccrual loans at December 31, 1995. Table 7 summarizes United's non-performing assets for each of the last five years.


Table 7 - Risk Elements
(dollars in thousands)                                            December 31,
                                      --------------------------------------------------------------------
                                       1995            1994           1993            1992            1991
==========================================================================================================
Loans on nonaccrual                   $1,914           514             567             542            874
Loans 90 days past due                   226            85             197              36            751
Other real estate                         65             -               -              41            609
                                      -------------------------------------------------------------------
Total non-performing assets           $2,205           599             764             619          2,234
                                      ===================================================================

Total non-performing loans as a
     percentage of loans                0.48%         0.18%           0.21%           0.25%          0.49%
Loans 90 days past due as a
     percentage of loans                0.05%         0.03%           0.07%           0.02%          0.42%

Risk Elements

     There may be additional loans within United's portfolio that may become classified as conditions dictate; however, management was not aware of any such loans that are material in amount at December 31, 1995. At December 31, 1995, management was unaware of any known trends, events or uncertainties that will have, or that are reasonably likely to have a material effect on United's liquidity, capital resources or operations.

Deposits

     All major categories of average interest bearing deposits increased during 1995. The largest dollar increase in average interest bearing deposits was in the time deposit category, rising over $92 million or 41% from 1994 followed by the increase in average interest bearing demand deposits of $11 million or 13%. Average non-interest bearing demand deposits increased over $16 million or 47% after increasing 37% during 1994. The increases were primarily a result of internally generated growth, as well as the previously discussed acquisitions. Savings deposits, interest bearing demand deposits and non-interest bearing demand deposits accounted for 36% of total average deposits during 1995. For 1994, these lower cost deposits, including certificates of deposit over $100,000, were almost $318 million or 64% of total average deposits. The maturities of time deposits of $100,000 or more issued by United's bank subsidiaries at December 31, 1995, are summarized in the following table:

Table 8 - Maturities of Time Deposits Over $100,000
(dollars in thousands)
Three months or less                                   $30,477
Over three months through six months                    14,784
Over six months through twelve months                   21,395
Over twelve months                                      23,803
                                                      --------
                                                       $90,459
                                                      ========

         At December 31, 1995, four of United's bank subsidiaries were shareholders in the Federal Home Loan Bank of Atlanta. Through this affiliation, advances totaling $9 million were outstanding at rates competitive with time deposits of like maturities. United anticipates further utilization of this short and long term source of funds to minimize interest rate risk and provide competitive, long-term fixed rate loans to its customers.

INTEREST RATE SENSITIVITY MANAGEMENT

     The absolute level and volatility of interest rates can have a significant impact on United's profitability. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income to changing interest rates, in order to achieve United's overall financial goals. Based on economic conditions, asset quality and various other considerations, management establishes tolerance ranges for interest rate sensitivity and manages within these ranges.

     United uses income simulation modeling as the primary tool in measuring interest rate risk and managing interest rate sensitivity. Simulation modeling considers not only the impact of changing market rates of interest on future net interest income, but also such other potential causes of variability as earning asset volume, mix, yield curve relationships, customer preferences and general market conditions.

     Interest rate sensitivity is a function of the repricing characteristics of United's portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on the maturity structure of assets and liabilities and their repricing characteristics during periods of changes in market interest rates. Effective interest rate sensitivity management seeks to ensure that both assets and liabilities respond to changes in interest rates within an acceptable time frame, thereby minimizing the effect of interest rate movements on net interest income.


     Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in United's current portfolio that are subject to repricing at various time horizons: immediate, one to three months, four to twelve months, one or five years, over five years, and on a cumulative basis. The differences are known as interest sensitivity gaps. Table 9 shows interest sensitivity gaps for these different intervals as of December 31, 1995.



Table 9 - Interest Rate Sensitivity Analysis
(dollars in thousands)                                               December 31, 1995
                                        --------------------------------------------------------------------------
                                                          One          Four          One      Over Five
                                                        Through      Through       Through    Years and
                                                         Three        Twelve         Five      Non-Rate
                                         Immediate      Months        Months        Years      Sensitive     Total
==================================================================================================================
Interest earning assets:
         Federal funds sold              $ 11,230          -             -             -            -       11,230
         Investment securities                  -       19,695      25,883        64,295       33,994      143,867
         Mortgage loans held for sale           -       12,048           -             -            -       12,048
         Loans                             93,766       68,069     182,408        72,307       27,542      444,092
                                         -------------------------------------------------------------------------
         Total interest earning assets    104,996       99,812     208,291       136,602       61,536      611,237
                                         -------------------------------------------------------------------------
Interest bearing liabilities:
         Deposits:
         Demand                                 -      114,825           -             -            -      114,825
         Savings                                -            -      38,947             -            -        8,947
         Time                                   -      107,893     155,377       110,861            -      374,131
         FHLB advances                       1,000          83       3,218         1,831        2,869        9,001
         Long-term debt                     11,309          -            -             -            -       11,309
         Convertible subordinated
         debentures                             -           -            -         1,000            -        1,000
                                         -------------------------------------------------------------------------
         Total interest bearing
         liabilities                        12,309      222,801     197,542       113,692        2,869     549,213
Noninterest bearing sources of funds -
    net                                         -           -            -             -        62,753      62,753
                                         -------------------------------------------------------------------------
Interest sensitivity gap                    92,687     (122,989)     10,749        22,910       (4,086)      (729)
                                         -------------------------------------------------------------------------
Cumulative interest sensitivity gap        $92,687      (30,302)    (19,553)        3,357         (729)          -
                                         =========================================================================

         As seen in the preceding table, for the first 365 days 78% of earning asset funding sources will reprice compared to 67% of all interest earning assets. Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of repricing for both the asset and the liability remains the same, thus impacting net interest income. This characteristic is referred to as basis risk and generally relates to the possibility that the repricing characteristics of short-term assets tied to United's prime lending rate are different from those of short-term funding sources such as certificates of deposit.

     Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities which are not reflected in the interest rate sensitivity analysis report. These prepayments may have significant effects on United's net interest margin. Because of these factors an interest sensitivity gap report may not provide a complete assessment of United's exposure to changes in interest rates.

     Table 9 indicates United is in a liability sensitive or negative gap position at twelve months. This liability sensitive position would generally indicate that United's net interest income would decrease should interest rates rise and would increase should interest rates fall. Due to the factors cited previously, current simulation results indicate only minimal sensitivity to parallel shifts in interest rates.
Management also evaluates the condition of the economy, the pattern of


market interest rates and other economic data to determine the appropriate mix and repricing characteristics of assets and liabilities required to produce an optimal net interest margin.

     Table 10 represents the expected maturity of the total investment securities by maturity date and average yields based on amortized cost (for all obligations on a fully taxable basis assuming a 34% tax rate) at December 31, 1995. It should be noted that the composition and maturity/repricing distribution of the investment portfolio is subject to change depending on rate sensitivity, capital needs, and liquidity needs.


Table 10 - Expected Maturity of Investment Securities
(dollars in thousands)

======================================================================================================================
                                                 After One But        After Five But
                          Within One Year      Within Five Years     Within Ten Years       After Ten Years     Totals
                         =============================================================================================
                         Amount      Yield     Amount      Yield     Amount     Yield     Amount      Yield
=====================================================================================================================
Securities held to
   maturity:
U.S. Treasury
   securities             $5,249   5.84%        1,375     6.01%          -        -           -         -       6,624
U.S. Government
   agencies                8,275   5.45%       28,961     5.71%        250     7.71%         250      9.60%    37,736
State and political
   subdivisions            1,134   6.07%        6,605     5.63%     12,724     5.28%        6,061     5.54%    26,524
Mortgage backed
   securities                  -      -         4,496     7.13%      1,427     6.99%        2,014     6.04%     7,937
                          -------------------------------------------------------------------------------------------
                          14,658   5.64%       41,437     5.86%     14,401     5.49%        8,325     5.79%    78,821
                          -------------------------------------------------------------------------------------------
Securities available

  for sale:
U.S. Treasury
  securities              10,606   6.18%       12,522     5.84%          -       -            -         -     23,128
U.S. Government
  agencies                10,475   6.25%       17,740     6.33%          -       -            -         -     28,215
State and political
   subdivisions            1,382   6.63%        4,521     6.63%        104     6.00%          -         -      6,007
Mortgage backed
  securities                  -       -             9     7.96%      1,848     5.99%        2,453     5.08%    4,310
Other                         -       -          -          -           -        -          2,912     5.28%    2,912
                          -------------------------------------------------------------------------------------------
                          22,463   5.83%       34,792     5.33%      1,952     5.67%        5,365     5.19%   64,572
                          -------------------------------------------------------------------------------------------
Total                    $37,121   5.76%       76,229    5.62%      16,353     5.51%       13,690     5.55   143,393
                         ===========================================================================================

LIQUIDITY MANAGEMENT

     The objective of liquidity management is to ensure that sufficient funding is available, at reasonable cost, to meet the ongoing operational cash needs of United and to take advantage of income producing opportunities as they arise. While the desired level of liquidity will vary depending upon a variety of factors, it is the primary goal of United to maintain a high level of liquidity in all economic environments. Liquidity is defined as the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining United's ability to meet the day to day cash flow requirements of the Banks' customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, United would not be able to perform the primary functions of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.

     The primary function of asset and liability management is not only to assure adequate liquidity in order for United to meet the needs of its customer base, but to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities so that the Company can also meet the investment requirements of its shareholders. Daily monitoring of the sources and use of funds is necessary to maintain an acceptable cash position that meets both requirements. In a banking environment, both assets and liabilities are considered sources of liquidity funding and both are, therefore, monitored on a daily basis.

     The asset portion of the balance sheet provides liquidity primarily through loan principal repayments, maturities of investment securities and, to a lesser extent, sales of securities. Installment loan payments are becoming an increasingly important source of liquidity for United as this portfolio continues to grow. Mortgage loans held for sale totaled just over $12 million at year end and typically turn over every 45 days. Real estate-construction and commercial, financial and agricultural loans that mature in one year or less amounted to $132 million or 30% of the total loan portfolio at December 31, 1995. Investment securities maturing in the same time frame totaled $37 million or 26% of the total investment securities portfolio at year end 1995. Other short-term investments such as federal funds sold and maturing interest bearing deposits with other banks are additional sources of liquidity funding.

     The liability portion of the balance sheet provides liquidity through various customers' interest bearing and non-interest bearing deposit accounts. Federal funds purchased and securities sold under agreements to repurchase are additional sources of liquidity and basically represent United's incremental borrowing capacity. These sources of liquidity are short-term in nature and are used as necessary to fund asset growth and meet short-term liquidity needs.

     As disclosed in United's Consolidated Statements of Cash Flows included elsewhere herein, net cash provided by operating activities, net of the decrease in mortgage loans held for sale, increased over $8 million primarily due to the increase in net earnings coupled with increases in noncash expenses - depreciation and amortization and provision for loan losses. Net cash used in investing activities of $87 million consisted primarily of net loans originated of $63 million and securities purchased of $85 million funded largely by sales, maturities and paydowns of investment securities of over $37 million and cash acquired from acquisitions and branch purchases of $26 million. This resulted from management's continued efforts to reinvest new funds in higher-yielding loans rather than investment securities. Net cash provided by financing activities provided the remainder of funding sources for 1995. The $96 million of net cash provided consisted primarily of a $104 million net increase in demand, savings and time deposits net of Federal Home Loan Bank repayments of $3 million.

     Management considers United's liquidity position at the end of 1995 to be sufficient to meet its foreseeable cash flow requirements. Reference should be made to the Consolidated Statements of Cash Flows appearing in the Consolidated Financial Statements for a three-year analysis of the changes in cash and cash equivalents resulting from operating, investing and financing activities.


CAPITAL RESOURCES AND DIVIDENDS

     Stockholders' equity at December 31, 1995, increased 45% from December 31, 1994. Net earnings after dividends for 1995 accounted for over $6 million of the increase in stockholders' equity augmented by $5.3 million resulting from the acquisition of White, $2.4 million realized from the issuance of common stock and $460,000 in unrealized gains on available for sale investment securities.

     Dividends of $418,000 or $0.07 per share were declared on the Common Stock in 1995, which represented a 75% increase from the $0.04 declared in 1994. United has historically retained the majority of its earnings in order to keep pace with the rate at which assets have grown.

     Average stockholders' equity as a percentage of total average assets is one measure used to determine capital strength. The ratio of average stockholders' equity to average assets for 1995 was 6.60% compared to 6.51% in 1994. United's asset growth has continued to exceed the rate at which capital has been retained. Table 11 summarizes these and other key ratios for United for each of the last three years.

Table 11 - Equity Ratios
                                                     Years Ended December 31,
                                    ----------------------------------------------------------
                                        1995                    1994                     1993
==============================================================================================
Return on average assets                 1.08%                   1.22%                    1.16%
Return on average equity                16.30%                  18.68%                   18.12%
Dividend payout ratio                    6.91%                   4.30%                    4.62%
Average equity to average assets         6.60%                   6.51%                    6.41%

         The Board of Governors of the Federal Reserve System has issued guidelines for the implementation of risk-based capital requirements by U.S. banks and bank holding companies. These risk-based capital guidelines take into consideration risk factors, as defined by regulators, associated with various categories of assets, both on and off balance sheet. Under the guidelines, capital strength is measured in two tiers which are used in conjunction with risk adjusted assets to determine the risk based capital ratios. The guidelines require an 8% total risk-based capital ratio, of which 4% must be Tier I capital.

     United's Tier I capital, which consists of stockholders' equity less goodwill and deposit-based intangibles, amounted to $37.3 million at December 31, 1995. Tier II capital components include supplemental capital components such as a qualifying allowance for loan losses and qualifying subordinated debt. Tier I capital plus Tier II capital components is referred to as Total Risk-based Capital and was $43.7 million at year end 1995. The percentage ratios, as calculated under the guidelines, were 8.59% and 10.07% for Tier I and Total Risk-based Capital, respectively, at year end 1995.

     A minimum leverage ratio is required in addition to the risk-based capital standards and is defined as period end stockholders' equity adjusted for goodwill and deposit-based intangibles divided by average assets adjusted for goodwill and deposit-based intangibles. Although a minimum leverage ratio of 4% is required for the highest-rated bank holding companies which are not undertaking significant expansion programs, the Federal Reserve Board requires a bank holding company to maintain a leverage ratio greater than 4% if it is experiencing or anticipating significant growth or is operating with less than well-diversified risks in the opinion of the Federal Reserve Board. The Federal Reserve Board uses the leverage ratio in tandem with the risk-based capital ratios to assess capital adequacy of banks and bank holding companies. United's leverage ratios at December 31, 1995 and 1994 were 6.74% and 6.28%, respectively. Risk-based and leverage capital positions as of December 31, 1995 and 1994 are presented in Table 12.



Table 12 - Analysis of Capital Adequacy
(dollars in thousands)                               Years Ended December 31,
                                       -------------------------------------------------
                                                1995                         1994
                                         Amount     Percent          Amount       Percent
                                       ==================================================
Tier 1 risk-based capital:
Tier I capital                          $37,287      8.59%            26,440       8.48%
Minimum required                         17,371      4.00%            12,479       4.00%
-----------------------------------------------------------------------------------------
Excess                                   19,916      4.59%            13,961       4.48%
-----------------------------------------------------------------------------------------
Total risk-based capital:
Actual                                   43,715     10.07%            31,340      10.05%
Minimum required                         34,741      8.00%            24,958       8.00%
-----------------------------------------------------------------------------------------
Excess                                    8,974      2.07%             6,382       2.05%
-----------------------------------------------------------------------------------------
Tier 1 capital leverage ratio:
Actual                                   37,287      6.74%            26,440       6.28%
Minimum required                         22,126      4.00%            16,847       4.00%
------------------------------------------------------------------------------------------
Excess                                   15,161      2.74%             9,593       2.28%
------------------------------------------------------------------------------------------
Total risk-adjusted assets             $434,263                      311,969
                                        =======                      =======

         All three of the capital ratios of United's bank subsidiaries currently exceed the minimum ratios required in 1995 as defined by federal regulators. United monitors these ratios to ensure that the bank subsidiaries remain within regulatory guidelines. Increased regulatory activity in the financial industry as a whole will continue to impact the structure of the industry; however, management does not anticipate any negative impact on the capital resources or operations of United.

INCOME TAX EXPENSE

     Income tax expense increased 15% for 1995 and 32% for 1994. The effective tax rate as a percentage of pretax income was 27% in 1995 and 1994. These tax rates are lower than the statutory Federal tax rate of 34% primarily due to interest income on tax exempt loans and securities. See United's consolidated financial statements for an analysis of income taxes.

FINANCIAL INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996

     The following discussion reviews significant changes in the financial condition and results of operations of United and the Banks for the nine months ended September 30, 1996 as compared to the nine months ended September 30, 1995.

     NET INTEREST INCOME. Net interest income for the nine months ended September 30, 1996 increased $6.4 million over the first three quarters of 1995. This increase was the result of a $10.6 million, or 30% increase, in interest income, offset by a $4.2 million increase in interest expense. The increase in interest income was primarily due to an increase in average earning assets of $146 million.

     Interest expense for the nine months ended September 30, 1996, increased $4.2 million, or 23% from the prior year, due primarily to a 29% increase in average core deposits, offset slightly by a decrease in the average yield on source of funds from 4.93% to 4.68%.

     NET INTEREST MARGIN. The difference between the overall interest income on earning assets and the interest expense paid on all funding sources, including non-interest bearing deposits, is referred to as the net interest margin. For the first three quarters of 1996 the net interest margin was 4.64% compared to 4.32% for the same period in 1995. This 32 basis point increase resulted from a stable rate environment as well as a favorable change in the core deposit mix.



     NONINTEREST INCOME. Noninterest income for the first nine months of 1996 increased $642,000, or 21% over the same period in 1995. Service charges on deposits increased over $559,000, or 40% during the first nine months, principally as a result of an increased number of deposit accounts being serviced. This increase is a result of continued growth and the White and the Carolina branch acquisitions. Mortgage loan and related fees increased $114,000, or 10% as a result of declining rate environment for a majority of the first nine months of 1996. Gains on investment securities sold during the first three quarter of 1996 were not material.

     NONINTEREST EXPENSE. Noninterest expenses increased $4.2 million during the first nine months of 1996 over the same period in 1995. Salaries and employee benefits increased $2.3 million, or 33%, for the first three quarters. The increase in salaries and benefits was the result of an additional 72 employees compared to the same period in 1995. The number of employees increased primarily as a result of the White acquisition as well as the branch banking facilities acquired by Carolina as discussed earlier. Net occupancy expense increased $446,000 due primarily to an increase in the depreciation and other occupancy expenses associated with the increased number of banking facilities. FDIC deposit insurance premiums decreased $433,000 as a result of the recalculated FDIC assessment. Other non-interest expense, including stationary and supplies and advertising, increased $1.8 million during the first three quarters of 1996.

     PROVISION AND ALLOWANCE FOR LOAN LOSSES. The provision for loan losses for the nine months ended September 30, 1996 increased 23% to $915,000 from the $746,000 reported for the same period in 1995. Management considers the size and character of the loan portfolio, changes in non-performing and past due loans, historical loan loss experience, the existing risk of individual loans, concentrations of loans to specific borrowers and existing and prospective economic conditions when determining the adequacy of the allowance for loan losses. The allowance for loan losses at September 30, 1996 was $7.4 million compared to $6.5 million at December 31, 1995. The ratio of the allowance for loan losses to loans outstanding at September 30, 1996 was 1.32% compared to 1.48% at December 31, 1995. The reduction in the ratio reflects the improvement in the quality of United's loan portfolio. It is management's belief that the allowance for loan losses is adequate to absorb probable loss in the portfolio.

     ASSET QUALITY. Non-performing assets, comprised of nonaccrual loans, other real estate owned and loans for which payments are more than 90 days past due, decreased $1.3 million to $850,000 at September 30, 1996 from $2.2 million at December 31, 1995. In addition, non-performing assets as a percentage of total loans and other real estate owned improved to .15% at September 30, 1996 from .48% at December 31, 1995.

     United regularly monitors selected accruing loans for which general economic conditions or changes within a particular industry could cause the borrowers financial difficulties. This regular monitoring of the loan portfolio and the related identification of loans with a high degree of credit risk are essential parts of United's credit management. Management continues to emphasize maintaining a low level of non-performing assets and returning current non-performing assets to an earning status.

     At September 30, 1996, management was unaware of any known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on United's liquidity, capital resources or operations.

     DEPOSITS. Interest bearing deposits at September 30, 1996 increased $79 million from December 31, 1995, while non-interest bearing deposits increased over $11 million since December 31, 1995. At September 30, 1996, deposits accounted for 87% of United's funding, from 90% at December 31, 1995.


     LIQUIDITY MANAGEMENT AND CAPITAL RESOURCES. Net cash provided by operating activities totaled $14 million for the nine months ended September 30, 1996. For the three quarters of 1996, net cash used from investing activities of $96 million consisted of proceeds from maturities of investment securities of $34 million, proceeds from sales of investment securities of $12 million, cash acquired from acquisitions of $3 million and offset by cash outflows of $47 million in investment securities purchases, a $95 million increase in loans outstanding and purchase of bank premises and equipment of $1.5 million. Net cash provided by financing activities consisted largely of a $66 million increase in deposit and time accounts, $22 million from additional FHLB advances, and were offset slightly by payments of $811,000 on United's long-term debt and FHLB repayments.

     Total stockholders' equity at September 30, 1996, was 6.26% of total assets compared to 6.67% at December 31, 1995. The slight decrease since year end 1995 reflects the asset growth of $120 million and the change of $736,000 in the unrealized loss in United's available for sale investment portfolio offset by retained earnings from the first nine months of 1996.

     INCOME TAX EXPENSE. Income tax expense increased during the first three quarters of 1996 compared to the same period in 1995 by $1.1 million. The effective tax rates for the nine months ended September 30, 1996 and 1995 were 35% and 30%, respectively. The increases are due primarily to the combined effect of increased levels of pretax income, and a lower mix of tax-exempt securities held in the investment portfolio. Management expects the trend of an increasing effective tax rate to continue.

     DEVELOPMENTS SINCE SEPTEMBER 30, 1996. On December 31, 1996, the holders of convertible debentures of the Company due July 1, 2000 (the"2000 Debentures"), which bore interest at a rate of 9% per annum, converted the 2000 Debentures into an aggregate of 178,568 shares of common stock in accordance with their terms and pursuant to an additional six month period for conversion extended by the Company in order to comply with certain obligations of the Company to provide the holders with notice of the conversion termination date. On December 31, 1996, the Company also completed a private placement of $3,500,000 in payable in kind debentures due 2006 (the "2006 Debentures"). See "Business - Recent Developments."

     IMPACT OF INFLATION AND CHANGING PRICES. A bank's asset and liability structure is substantially different from that of an industrial company in that primarily all assets and liabilities of a bank are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. Inflation does have an important impact on the growth of total assets and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio.

     United's management believes the impact of inflation on financial results depends on United's ability to react to changes in interest rates and, by such reaction, reduce the inflationary impact on performance. United has an asset/liability management program which attempts to manage United's interest rate sensitivity position. In addition, periodic reviews of banking services and products are conducted to adjust pricing in view of current and expected costs. Cost cutting and cost controlling measures have been implemented, including the constant search for technological advancements in order to improve efficiency and productivity.


                                 BUSINESS

GENERAL

     United was incorporated under the laws of Georgia in 1987 and commenced operations in 1988 by acquiring 100% of the outstanding shares of UCB. United is a registered bank holding company. All of United's activities are currently conducted by its wholly-owned subsidiaries, UCB, which was organized as a Georgia banking corporation in 1950, Carolina, which United acquired in 1990, Peoples, which United acquired in 1992, Towns, which United also acquired in 1992 and White, which United acquired in 1995.

RECENT DEVELOPMENTS

     PRIVATE PLACEMENT OF $3,500,000 CONVERTIBLE SUBORDINATED PAYABLE-IN-KIND DEBENTURES DUE DECEMBER 31, 2006. On December 31, 1996, United completed a private placement of convertible subordinated payable-in-kind debentures due December 31, 1996 (the "2006 Debentures"). The 2006 Debentures bear interest at the rate of one quarter of one percentage point over the prime rate per annum as quoted in The Wall Street Journal, payable on April 1, July 1, October 1, and January 1 of each year commencing on April 1, 1997, to holders of record at the close of business on the 15th day of the month immediately preceding the interest payment date. Interest is computed on the basis of actual number of days elapsed in a year of 365 or 366 days, as applicable.

     The 2006 Debentures may be redeemed, in whole or in part from time to time on or after January 1, 1998, at the option of United upon at least 20 days' and not more than 60 days' notice, at a redemption price equal to 100% of the principal amount of the Debentures to be redeemed plus interest accrued and unpaid as of the date of redemption. The holders of the 2006 Debentures not redeemed will have the right, exercisable at any time up to December 31, 2006, to convert such Debenture at the principal amount thereof into shares of Common Stock of United at the conversion price of $25 per share, subject to adjustment for stock splits and stock dividends.

     BRANCHING TO NEW MARKETS. Effective July 1, 1996, the Georgia bank branching laws were amended to permit subsidiary banks of Georgia bank holding companies to branch in an aggregate of three additional locations prior to July 1, 1998, after which time statewide branching would be permitted. On July 1, 1996, UCB changed its name from Union County Bank to United Community Bank and established a branch office in Dahlonega, Lumpkin County, Georgia. UCB simultaneously filed a tradename filing to permit it to conduct its operations in Union County, Georgia under the tradename Union County Bank. On September 28, 1996, UCB assumed deposits of $23.7 million and purchased assets of $33.2 million in Cornelia, Habersham County, Georgia, from a banking institution which sold all of its operations in the county. In Habersham County, UCB operates under the trade name of First Bank of Habersham, and in Lumpkin County, UCB does business as United Community Bank. On July 1, 1996, Carolina opened a loan production office in Sylva, North Carolina.

     PUBLIC STOCK OFFERING. In August 1995 United completed an offering to the public of 215,515 shares of United Common Stock registered under the Securities Act of 1933 pursuant to which $2,434,000 in additional capital was raised. United used the proceeds of the offering primarily to invest additional capital in Carolina and Towns. The additional capital for Towns was to support the asset growth experienced by Towns. The additional capital for Carolina was necessitated by Carolina's asset growth and the acquisition of the Franklin and Waynesville branch banking offices.

     ACQUISITION OF WHITE. In 1994, United acquired a payable-in-kind debenture in the principal amount of $2,846,240 of White County Bancshares, Inc. ("WC Holding Company"), at that time the holder of a majority of the outstanding common stock of White. White had entered into a Cease and Desist Order with the Georgia Department of Banking and Finance (the "DBF") on July 15, 1993 which required it to raise $3 million in additional capital. WC Holding Company initially gave its shareholders the right to subscribe for the entire amount of additional capital by offering them $3 million of Common Stock of White and stock rights for additional shares of White Common Stock. United agreed to acquire the debenture to the extent the offering was not successful in raising the additional capital. The principal amount of the debenture was exchangeable for White Common Stock held by WC Holding Company at the


rate of $40 per share of White Common Stock, and the debenture accrued interest at 9.75% compounded annually. Because WC Holding Company was not able to pay interest in cash on the debentures, it made interest payments in the form of additional exchangeable debentures.

     On April 11, 1995, United and WC Holding Company entered into an Agreement and Plan of Reorganization providing for the merger of United and WC Holding Company (the "Holding Company Merger") and the merger of White County Bank and White Interim Bank (the "Bank Merger"), a wholly-owned subsidiary of United. Subsequently, on April 17, 1995, United converted the debentures into 77,452 shares of White Common Stock. On August 31, 1995, the Holding Company Merger and the Bank Merger were consummated. Pursuant to the Holding Company Merger, each share of WC Holding Company Common Stock was converted into 0.04 shares of United's Common Stock (as restated to reflect the five-for-one stock split).
United issued 455,400 shares of its common stock and approximately
$10,000 in cash for fractional shares in exchange for all the outstanding common shares of WC Holding Company. Pursuant to the Bank Merger, each share of White County Bank Common Stock, other than those shares owned by United, were converted into 0.25697 shares of United's Common Stock (as restated to reflect the five-for-one stock split). United was the surviving entity in the Holding Company Merger, and White Interim Bank, which changed its name to "White County Bank," was the surviving entity in the Bank Merger.

SERVICES

     UCB, Carolina, Peoples, Towns and White (collectively, the "Banks") are community-oriented, with an emphasis on retail banking, and offer such customary banking services as customer and commercial checking accounts, NOW accounts, savings accounts, certificates of deposit, lines of credit, Mastercard and VISA accounts, money transfers and trust services. The Banks finance commercial and consumer transactions, make secured and unsecured loans, including residential mortgage loans, and provide a variety of other banking services. UCB also offers travel agency services for the Banks' customers.

     The Mortgage People Company ("MPC"), a division of UCB, is a full-service mortgage lending operation approved as a seller/servicer for Federal National Mortgage Association and Federal Home Mortgage
Corporation. MPC was organized to provide fixed and adjustable-rate mortgages.

     United Family Finance Company ("UFFC"), which United purchased in 1996, is a traditional consumer finance company. UFFC, formerly known as Mountain Mortgage and Loan Company, is based in Hiawassee, Georgia and also has been granted a license to conduct business in Blue Ridge, Georgia.

MARKETS

     United conducts banking activities primarily through UCB in Union County, Lumpkin County and Habersham County and surrounding counties of Georgia, through Peoples in Fannin County and surrounding counties of Georgia and Polk County, Tennessee, through Towns in Towns County and surrounding counties of Georgia, through Carolina in Cherokee County, Macon County, Haywood County, Graham County and Clay County and surrounding counties in North Carolina, and through White in White County and surrounding counties in Georgia. MPC makes mortgage loans both inside the Banks market areas and outside this market areas through affiliations with other community banks in Georgia, North Carolina and Tennessee. Customers of the Banks are primarily consumers and small businesses.


DEPOSITS

     The Banks offer a full range of depository accounts and services to both consumers and businesses. At September 30, 1996, United's deposit base, totaling approximately $680,000,000, consisted of approximately $73,500,000 in non-interest-bearing demand deposits (11% of total deposits), approximately $170,000,000 in interest-bearing demand deposits (including money market accounts) (25% of total deposits), approximately $40,000,000 in savings deposits (6% of total deposits), approximately $306,000,000 in time deposits in amounts less than $100,000 (45% of total deposits), and approximately $90,500,000 in time deposits of $100,000


or more (13% of total deposits). Certificates of deposit in excess of $100,000 may be more volatile than other deposits since those deposits, to the extent that they exceed $100,000, are not insured by the FDIC. Management of United is of the opinion that its time deposits of $100,000 or more are customer-relationship oriented and represent a reasonably stable source of funds.

LOANS

     The Banks make both secured and unsecured loans to individuals, firms and corporations. Secured loans include first and second real estate mortgage loans. The Banks also make direct installment loans to consumers on both a secured and unsecured basis. At September 30, 1996, consumer, real estate (including mortgage and construction loans) and commercial loans represented approximately 16%, 56% (14% of which are acquisition loans and 86% of which are commercial or consumer loans), and 28%, respectively, of United's total loan portfolio.

     Specific risk elements associated with each of the Banks' lending categories are as follows:


 Commercial, financial and       Industry concentrations,
 agricultural                    inability to monitor the
                                 condition of collateral (inventory,
                                 accounts receivable and vehicles),
                                 lack, of borrower management
                                 expertise, increased
                                 competition, and specialized
                                 or obsolete equipment as
                                 collateral

 Real estate - construction      Inadequate collateral and
                                 long-term financing agreements

 Real estate - mortgage          Changes in local economy and
                                 rate limits on variable rate
                                 loans

 Installment loans to            Loss of borrower's employment,
 individuals                     changes in local economy, the
                                 inability to monitor
                                 collateral (vehicle, boats and
                                 mobile homes)

     Effective March 19, 1993, inter-agency guidelines adopted by federal bank regulators mandated that financial institutions establish real estate lending policies with maximum allowable real estate loan-to-value guidelines, subject to an allowable amount of non-conforming loans. The Banks had similar guidelines in place and adopted the federal guidelines as their maximum allowable limits, but had in the past and now have in place loan policies that are, in some cases, more conservative than the federal guidelines. The federal guidelines establish maximum allowable loan-to-value ratios for various types of real estate loans as set forth below:

                                                                          Maximum Allowable
                     Loan Category                                      Loan-To-Value Percent
                     -------------                                      ---------------------
 Land                                                                             65%
 Land development                                                                 75
 Construction:
         Commercial, multi-family <F1> and other                                  80
         nonresidential
         One-to-four family residential                                           85
 Improved property                                                                85
 Owner-occupied one-to-four family and home equity                               <F2>
___________________________________

<F1>   Multi-family construction includes condominiums and cooperatives.
<F2>   A loan-to-value limit has not been established for permanent mortgage or home equity loans on owner-occupied, one-to-four family residential property. However, for any such loan with a loan-to-value ratio that equals or exceeds 90% at origination, appropriate credit enhancement in the form of either mortgage insurance or readily marketable collateral is required.

Lending Policy
--------------

     The current lending strategy of the Banks is to make loans primarily to persons who reside, work or own property in their primary trade areas, except that United makes mortgage loans in the trade areas of the community banks in which United has affiliations or in the areas in which United has a loan origination office. See "Markets." Unsecured loans normally are made only to persons who maintain depository relationships with the Banks. Secured loans are made to persons who are well established and have net worth, collateral and cash flow to support the loan.

     The Banks provide each lending officer with written guidelines for lending activities. Lending authority is delegated by the Boards of Directors of the Banks to loan officers, each of whom is limited in the amount of secured and unsecured loans which he or she can make to a single borrower or related group of borrowers. All unsecured loans in excess of $10,000 must have the approval of the President or a Senior Vice President of the appropriate Bank prior to being committed. Generally, secured loans above $100,000 and unsecured loans over $35,000 require Board approval.

Loan Review and Non-performing Assets
-------------------------------------

     The loan review officer of United reviews each of the Banks' loan portfolios to determine any deficiencies and corrective action to be taken. The results of the reviews by the loan review officers are presented to the Presidents of each of the Banks, the President and the Chief Credit Officer of United and the Boards of Directors of each of the Banks and United. On at least a semi-annual basis, reviews are conducted at Towns for all loans over $50,000; at Peoples, Carolina and White for all loans over $100,000; and at UCB for all loans over $200,000. Past due loans are reviewed at least weekly by lending officers of the Bank involved and by the Chief Credit Officer of United, and a summary report is reviewed monthly by the Boards of Directors of each Bank. The Boards of Directors of the relevant Bank review all loans over $50,000, whether current or past due, at least once annually.



Asset/Liability Management
--------------------------

     Committees composed of officers of each of the Banks and the Chief Financial Officer and Controller of United are charged with managing the assets and liabilities of the Banks. The committees attempt to manage asset growth, liquidity and capital in order to maximize income and reduce interest rate risk. The committees direct each Bank's overall acquisition and allocation of funds. At monthly meetings, the committees review the monthly asset and liability funds budget in relation to the actual flow of funds, as well as peer group comparisons; the ratio of the amount of rate sensitive assets to the amount of rate sensitive liabilities; the ratio of allowance for loan losses to outstanding and non-performing loans; and other variables, such as expected loan demand, investment opportunities, core deposit growth within specified categories, regulatory changes, monetary policy adjustments and the overall state of the economy.

Investment Policy
-----------------

     The Banks' investment portfolio policy is to maximize income consistent with liquidity, asset quality and regulatory constraints. The policy is reviewed from time to time by the Boards of Directors. Individual transactions, portfolio composition and performance are reviewed and approved monthly by the Boards of Directors or a committee thereof. The Chief Financial Officer of United and the President of each of the Banks implement the policy and report information to the full Board of Directors of each of the Banks on a monthly basis concerning sales, purchases, maturities and calls, resultant gains or losses, average maturity, federal taxable equivalent yields and appreciation or depreciation by investment categories.

Employees
---------

     As of December 31, 1996, the Banks had an aggregate of 402 full-time equivalent employees, and United had 12 employees. Neither United nor any of the Banks is a party to any collective bargaining agreement, and the Banks believe that their employee relations are good. None of the Banks' executive officers is employed pursuant to an employment contract.

Competition
-----------

     The banking business is highly competitive. UCB competes with one other depository institution in Union County, Georgia, and three other depository institutions in each of Lumpkin and Habersham Counties. Carolina competes with six other depository institutions in Graham, Cherokee, Macon, Haywood and Clay Counties, North Carolina, the majority of which are branches of regional or North Carolina state-wide institutions. Peoples competes with two other depository institutions in Fannin County, Georgia. Towns competes with one depository institution in Towns County, Georgia. White competes with two other depository institutions in White County, Georgia. The Banks also compete with other financial service organizations, including savings and loan associations, finance companies, credit unions and certain governmental agencies. To the extent that banks must maintain non-interest-earning reserves against deposits, they may be at a competitive disadvantage when compared with other financial service organizations that are not required to maintain reserves against substantially equivalent sources of funds.


Properties
----------

     The executive offices of United and the main banking office of UCB are located in adjacent buildings, the former a 17,000 square-foot facility at 59 Highway 515, Blairsville, Georgia and the latter a 19,000 square-foot operations center located adjacent to its executive offices and main banking office. Both the building and the land, which includes parking and four drive-in teller stations, are owned by UCB. UCB also has a branch at an Ingles supermarket in Blairsville. The Ingles branch property, consisting of 350 square feet, is leased. UCB's branch office in Cornelia, which it owns, is 5,000 square feet. UCB also maintains a branch office on rented land in Dahlonega, which consists of 1,309-square feet of property owned by the Company and a 1,020-square foot building leased by UCB.



     The main banking office of Carolina is located at 300 Peachtree Street, Murphy, North Carolina, and contains 12,000 square feet. Both the building and the land, which includes parking and drive-in teller stations, are owned by Carolina. Carolina has branches located at 1 Sanderson Street in Hayesville, North Carolina containing 1,680 square feet, 129 Bypass, in Robbinsville, North Carolina containing approximately 3,300 square feet, Second and Fairview, in Andrews, North Carolina, containing 1,680 square feet, 409 North Main Street in Waynesville, North Carolina, containing approximately 2,000 square feet and 128 East Main Street in Franklin, North Carolina, containing approximately 2,670 square feet. Carolina also has a branch at an Ingles supermarket in Hayesville. The Ingles branch premises, consisting of 150 square feet, is leased.

     Peoples owns its main banking office located at 4000 Appalachian Highway, Blue Ridge, Georgia. The office contains 19,000 square feet and four drive-in teller stations. Peoples owns a branch at West Tennessee Avenue and Blue Ridge Drive in McCaysville, Georgia, which contains 2,800 square feet and has three drive-in teller stations. Peoples also leases a 335 square foot branch at an Ingles supermarket on Appalachian Highway in Blue Ridge, Georgia.

     Towns owns its banking facility, containing 3,594 square feet and two drive-in teller stations. The facility is located at 214 North Main Street, Hiawassee, Georgia.

     The main banking office of White is located at 153 East Kytle Street, Cleveland, Georgia and contains approximately 14,000 square feet and four drive-in teller stations. White also has a branch office located on Highway 75 North in Helen, Georgia which contains approximately 2,200 square feet. White owns both its main and branch office.



     United Family Finance, Inc., a finance company wholly owned by United, leases property in Hiawassee, Georgia and Blue Ridge, Georgia. The Hiawassee and Blue Ridge properties consist of 1,800 and 2,800 square feet, respectively.

     None of the properties owned by United or the Banks is subject to encumbrances.


                        SUPERVISION AND REGULATION

     GENERAL. United is a registered bank holding company subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "Act"). United is required to file financial information with the Federal Reserve periodically and is subject to periodic examination by the Federal Reserve.

     The Act requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) it may acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank that it does not already control; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of a bank; and (iii) it may merge or consolidate with any other bank holding company. In addition, a bank holding company is generally prohibited from engaging in, or acquiring, direct or indirect control of the voting shares of any company engaged in non-banking activities. This prohibition does not apply to activities found by the Federal Reserve, by order or regulation, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve has determined by regulation or order to be closely related to banking are: making or servicing loans and certain types of leases; performing certain data processing services; acting as fiduciary or investment or financial advisor; providing discount brokerage services; underwriting bank eligible securities; underwriting debt and equity securities on a limited basis through separately capitalized subsidiaries; and making investments in corporations or projects designed primarily to promote community welfare.

     United must also register with the DBF and file periodic information with the DBF. As part of such registration, the DBF requires information with respect to the financial condition, operations, management and intercompany relationships of United and the Banks and related matters. The DBF may also require such other information as is necessary to keep itself informed as to whether the provisions of Georgia law and the regulations and orders issued thereunder by the DBF have been complied with, and the DBF may examine United and each of the Banks.

     The North Carolina Banking Commission ("NCBC"), which has the statutory authority to regulate non-banking affiliates of North Carolina banks, in 1992 began using this authority to examine and regulate the activities of North Carolina-based holding companies owning North Carolina-based banks. Although the NCBC has not exercised its authority to date to examine and regulate holding companies outside of North Carolina that own North Carolina banks, it is likely the NCBC may do so in the future.

     United is an "affiliate" of the Banks under the Federal Reserve Act, which imposes certain restrictions on (i) loans by the Banks to United,
(ii) investments in the stock or securities of United by the Banks, (iii) the Banks' taking the stock or securities of an "affiliate" as collateral for loans by the Bank to a borrower and (iv) the purchase of assets from United by the Banks. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

     Each of United's subsidiaries is regularly examined by the Federal Deposit Insurance Corporation (the "FDIC"). UCB, Peoples, White and Towns, as state banking associations organized under Georgia law, are subject to the supervision of, and are regularly examined by, by DBF. Carolina is subject to the supervision of, and is regularly examined by, the NCBC, in addition to the FDIC. Both the FDIC and the DBF must grant prior approval of any merger, consolidation or other corporation reorganization involving UCB, Peoples, White or Towns, and the FDIC and the NCBC must grant prior approval of any merger, consolidation or other corporate reorganization of Carolina. A bank can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of a commonly-controlled institution.

     PAYMENT OF DIVIDENDS. United is a legal entity separate and distinct from the Banks. Most of the revenues of United result from dividends paid to it by the Banks. There are statutory and regulatory requirements applicable to the payment of dividends by the Banks, as well as by United to its shareholders.


     UCB, Peoples, Towns and White are each state chartered banks regulated by the DBF and the FDIC. Under the regulations of the DBF, dividends may not be declared out of the retained earnings of a state bank without first obtaining the written permission of the DBF unless such bank meets all the following requirements:

     (a) Total classified assets as of the most recent examination of the bank do not exceed 80% of equity capital (as defined by regulation);

     (b) The aggregate amount of dividends declared or anticipated to be declared in the calendar year does not exceed 50% of the net profits after taxes but before dividends for the previous calendar year; and

     (c) The ratio of equity capital to adjusted assets is not less than 6%.

     Under North Carolina law, the Board of Directors of Carolina may declare a dividend for as much of the undivided profits of Carolina as it deems expedient, so long as Citizen's surplus is greater than 50% of its capital.

     The payment of dividends by United and the Banks may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending upon the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The FDIC has issued a policy statement providing that insured banks should generally only pay dividends out of current operating earnings. In addition to the formal statutes and regulations, regulatory authorities consider the adequacy of each of the Bank's total capital in relation to its assets, deposits and other such items. Capital adequacy considerations could further limit the availability of dividends to the Banks. At December 31, 1995, net assets available from the Banks to pay dividends without prior approval from regulatory authorities totaled approximately $5.4 million. For 1995, United's cash dividend payout to stockholders was 7% of net income.

     MONETARY POLICY. The results of operations of the Banks are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. government securities, changes in the discount rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities, including the Federal Reserve, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the Banks.

     CAPITAL ADEQUACY. The Federal Reserve and the FDIC have implemented substantially identical risk-based rules for assessing bank and bank holding company capital adequacy. These regulations establish minimum capital standards in relation to assets and off-balance sheet exposures as adjusted for credit risk. Banks and bank holding companies are required to have (1) a minimum level of total capital (as defined) to risk-weighted assets of eight percent (8%); (2) a minimum Tier One Capital (as defined) to risk-weighted assets of four percent (4%); and
(3) a minimum stockholders' equity to risk-weighted assets of four percent (4%). In addition, the Federal Reserve and the FDIC have established a minimum three percent (3%) leverage ratio of Tier One Capital to total assets for the most highly-rated banks and bank holding companies. "Tier One Capital" generally consists of common equity not including unrecognized gains and losses on securities, minority interests in equity accounts of consolidated subsidiaries and certain perpetual preferred stock less certain intangibles. The Federal Reserve and the FDIC will require a bank holding company and a bank, respectively, to maintain a leverage ratio greater than three percent (3%) if either is experiencing or anticipating significant growth or is operating with less than well-diversified risks in the opinion of the Federal Reserve. The Federal Reserve and the FDIC use the leverage ratio in tandem with the risk-based ratio to assess the capital adequacy of banks and bank holding companies. The FDIC, the Office of the Comptroller of the Currency (the "OCC") and the Federal Reserve have amended effective January 1, 1997 the capital adequacy standards to provide for the consideration of interest rate risk in the overall determination of a bank's capital ratio,


requiring banks with greater interest rate risk to maintain adequate capital for the risk. The revised standards are not expected to have a significant effect on United's capital requirements.

     In addition, effective December 19, 1992, a new Section 38 to the Federal Deposit Insurance Act implemented the prompt corrective action provisions that Congress enacted as a part of the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "1991 Act"). The "prompt corrective action" provisions set forth five regulatory zones in which all banks are placed largely based on their capital positions. Regulators are permitted to take increasingly harsh action as a bank's financial condition declines. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank's capital leverage ratio reaches 2%. Better capitalized institutions are generally subject to less onerous regulation and supervision than banks with lesser amounts of capital.

     The FDIC has adopted regulations implementing the prompt corrective action provisions of the 1991 Act, which place financial institutions in the following five categories based upon capitalization ratios: (1) a "well capitalized" institution has a total risk-based capital ratio of at least 10%, a Tier One risk-based ratio of at least 6% and a leverage ratio of at least 5%; (2) an "adequately capitalized" institution has a total risk-based capital ratio of at least 8%, a Tier One risk-based ratio of at least 4% and a leverage ratio of at least 4%; (3) an "undercapitalized" institution has a total risk-based capital ratio of under 8%, a Tier One risk-based ratio of under 4% or a leverage ratio of under 4%; (4) a "significantly undercapitalized" institution has a total risk-based capital ratio of under 6%, a Tier One risk-based ratio of under 3% or a leverage ratio of under 3%; and (5) a "critically undercapitalized" institution has a leverage ratio of 2% or less. Institutions in any of the three undercapitalized categories would be prohibited from declaring dividends or making capital distributions. The FDIC regulations also establish procedures for "downgrading" an institution to a lower capital category based on supervisory factors other than capital. Under the FDIC's regulations, all of the Banks were "well capitalized" institutions at December 31, 1995 and September 30, 1996.

     Set forth below are pertinent capital ratios for each of the Banks as of September 30, 1996:

    Minimum Capital Requirement            UCB        Carolina       Peoples       Towns        White
    --------------------------             ---        --------       -------       -----        -----
Tier One Capital to                       8.18%         9.31%         9.96%        8.61%        11.20%
    Risk Based
    Assets:  4.00%<F1>

Total Capital to                          9.21%        10.56%        11.16%        9.61%        12.47%
    Risk Based
    Assets:  8.00%<F2>

Leverage Ratio (Tier One                  7.18%         6.19%         7.08%        6.49%        8.37%
    Capital to Average Total
    Assets):  3.00% <F3>
__________________________

<F1>  Minimum required ratio for "well capitalized" banks is 6%
<F2>  Minimum required ratio for "well capitalized" banks is 10%
<F3>  Minimum required ratio for "well capitalized" banks is 5%

     RECENT LEGISLATIVE AND REGULATORY ACTION. On April 19, 1995, the four federal bank regulatory agencies adopted revisions to the regulations promulgated pursuant to the Community Reinvestment Act (the "CRA"), which are intended to set distinct assessment standards for financial institutions. The revised regulation contains three evaluation tests: (i) a lending test, which will compare an institution's market share of loans in low- and moderate-income areas to its market share of loans in its entire service area and the percentage of a bank's outstanding loans to low- and moderate-income areas or individuals, (ii) a services test, which will evaluate the provisions of services that


promote the availability of credit to low- and moderate-income areas, and
(iii) an investment test, which will evaluate an institution's record of investments in organizations designed to foster community development, small-
 and minority-owned businesses and affordable housing lending, including state and local government housing or revenue bonds. The regulations are designed to reduce some paperwork requirements of the current regulations and provide regulators, institutions and community groups with a more objective and predictable manner with which to evaluate the CRA performance of financial institutions. The rule became effective on January 1, 1996, at which time evaluation under streamlined procedures began for institutions with assets of less than $250 million that are owned by a holding company with total assets of less than $1 billion. It is not expected that these regulations will have any appreciable impact upon United and the Banks.

     Congress and various federal agencies (including, in addition to the bank regulatory agencies, the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice) (collectively the "Federal Agencies") responsible for implementing the nation's fair lending laws have been increasingly concerned that prospective home buyers and other borrowers are experiencing discrimination in their efforts to obtain loans. In recent years, the Department of Justice has filed suit against financial institutions, which it determined had discriminated, seeking fines and restitution for borrowers who allegedly suffered from discriminatory practices. Most, if not all, of these suits have been settled (some for substantial sums) without a full adjudication on the merits.

     On March 8, 1994 the Federal Agencies, in an effort to clarify what constitutes lending discrimination and specify the factors the agencies will consider in determining if lending discrimination exists, announced a joint policy statement detailing specific discriminatory practices prohibited under the Equal Opportunity Act and the Fair Housing Act. In the policy statement, three methods of proving lending discrimination were identified: (1) overt evidence of discrimination, when a lender blatantly discriminates on a prohibited basis, (2) evidence of disparate treatment, when a lender treats applicants differently based on a prohibited factor even where there is no showing that the treatment was motivated by prejudice or a conscious intention to discriminate against a person, and (3) evidence of disparate impact, when a lender applies a practice uniformly to all applicants, but the practice has a discriminatory effect, even where such practices are neutral on their face and are applied equally, unless the practice can be justified on the basis of business necessity.

     On September 23, 1994, President Clinton signed the Reigle Community Development and Regulatory Improvement Act of 1994 (the "Regulatory Improvement Act"). The Regulatory Improvement Act contains funding for community development projects through banks and community development financial institutions and also numerous regulatory relief provisions designed to eliminate certain duplicative regulations and paperwork requirements.

     On September 29, 1994, President Clinton signed the Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Federal Interstate Bill") which amends federal law to permit bank holding companies to acquire existing banks in any state effective September 29, 1995, and any interstate bank holding company is permitted to merge its various bank subsidiaries into a single bank with interstate branches after May 31, 1997. States have the authority to authorize interstate branching prior to June 1, 1997, or alternatively, to opt out of interstate branching prior to that date. The Georgia Financial Institutions Code was amended in 1994 to permit the acquisition of a Georgia bank or bank holding company by out-of-state bank holding companies beginning July 1, 1995. On September 29, 1995, the interstate banking provisions of the Georgia Financial Institutions Code were superseded by the Federal Interstate Bill.

     On January 26, 1996, the Georgia legislature adopted a bill (the "Georgia Intrastate Bill") to permit, effective July 1, 1996, any Georgia bank or group of affiliated banks under one holding company to establish up to an aggregate of three new or additional branch banks anywhere within the State of Georgia, excluding any branches established by a bank in a county in which it is already located. After July 1, 1998, all restrictions on state-wide branching are removed. Prior to adoption of the Georgia Intrastate Bill, Georgia only permitted branching via merger or consolidation with an existing bank or in certain other limited circumstances.

     FDIC INSURANCE AND FICO ASSESSMENTS FOR THE BANKS. The Banks are subject to FDIC deposit insurance assessments for the Bank Insurance Fund (the "BIF"). In the first six months of 1995, the Banks were assessed $.23 per $100 of deposits based upon a risk-based system whereby banks are assessed on a sliding scale depending upon their placement in nine separate supervisory categories, from $.23 per $100 of deposits for the


healthiest banks (those with the highest capital, best management and best overall condition) to as much as $.31 per $100 of deposits for the less-healthy institutions, for an average $.259 per $100 of deposits.

     On August 8, 1995, the FDIC lowered the BIF premium for healthy banks 83% from $.23 per $100 in deposits to $.04 per $100 in deposits, while retaining the $.31 level for the riskiest banks. The average assessment rate was therefore reduced from $.232 to $.044 per $100 of deposits. The new rate took effect on September 29, 1995. On September 15, 1995, the FDIC refunded $564,000 to the Banks for premium overpayments in the second and third quarter of 1995. On November 14, 1995, the FDIC again lowered the BIF premium for healthy banks from $.04 per $100 of deposits to zero for the highest rated institutions (92% of the industry). As a result, each of the Banks paid only the legally required annual minimum payment of $2,000 per year for insurance beginning in January 1996. Had the current rates been in effect for all of 1994 and 1995, the annual FDIC insurance premiums paid by the Banks would have been reduced by $504,000 and $564,000, respectively.

     On September 29, 1996, the Economic Growth and Regulatory Paperwork Reduction Act of 1996 was enacted. This Act's chief accomplishment was to provide for the recapitalization of the Savings Association Insurance Fund ("SAIF") by levying a one-time special assessment on SAIF deposits to bring the fund to a reserve ratio equal to $.25 per $100 of insured deposits and to provide that beginning in 1997, BIF assessments would be used to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation ("FICO") bonds issued in the late 1980s as part of the government rescue of the thrift industry. The law provides that BIF assessments for FICO bond payments must be set at a rate equal to 20% of the SAIF rates for such assessments in for 1997, 1998 and 1999. After 1999, all FDIC insured institutions will pay the same assessment rates. For the first six months of 1997, the assessment for the FICO bond payments will be $.0132 per $100 of deposits for BIF deposits and $.0648 per $100 of deposits for SAIF deposits. The FDIC announced on November 26th that the premium for the first six months for deposit insurance assessments would range from zero to $.27 per $100 of deposits with 94% of banks paying nothing for deposit insurance. One of

the provisions of the 1996 Act was to eliminate the minimum $2,000 per year charge for deposit insurance. As a result, the Banks will pay no premium for deposit insurance in the first six months of 1997 and a first quarter FICO bond assessment of $19,000. The Bill also provided for certain limited regulatory relief and modifications to certain out-of-date regulations.

                                MANAGEMENT

Executive Officers of United. Executive officers of United are elected by the Board of Directors annually in January and hold office until the following January unless they sooner resign or are removed from office by the Board of Directors.

     The executive officers of United, and their ages, positions with United and the Banks and terms of office as of December 31, 1996, are as follows:

 Name (age)                         Principal Position                              Officer of United Since
 ----------                         ------------------                              -----------------------
 Jimmy C. Tallent                   President and Director of UCB and United;                1984
 (44)                               Director of Carolina, White and Peoples;
                                    Chairman of the Board of Towns.

 Billy M. Decker                    President and Director of Carolina; Director             1988
 (53)                               of United and UCB; Secretary and Treasurer
                                    of United.

 Stephen L. Cockerham               Vice President and Chief Credit Officer of               1990
 (35)                               UCB and United.  From 1985 through 1990, Mr.
                                    Cockerham was a Bank Liquidation Specialist
                                    with the Federal Deposit Insurance
                                    Corporation.

 Guy Freeman                        Vice President of United since March, 1995,              1995
 (61)                               Executive Vice President of Carolina since
                                    July, 1996, and Director of Carolina since
                                    December 1996.  Mr. Freeman served as
                                    President and Chief Executive Officer of
                                    White from 1993 until February 1995.  Since
                                    February 1995, Mr. Freeman has been Chairman
                                    of the Board of White, of which he has been
                                    a member since January 1993.  Mr. Freeman
                                    also served as Chairman of the Board of WC
                                    Holding Company from February 1995 until its
                                    acquisition by United.  From 1992 until
                                    1993, Mr. Freeman served as President and
                                    Chief Executive Officer of East Side Bank,
                                    Snellville, Georgia, and from 1987 to 1992,
                                    he served in the same capacity at First
                                    American Bank, Atlanta, Georgia.

 Thomas C. Gilliland                President and Chief Executive Officer of                 1993
 (48)                               Peoples; Vice Chairman of the Peoples Board;
                                    Executive Vice President and Director of
                                    United; Executive Vice President of United
                                    since April 1994.  From 1986 through 1992,
                                    Mr. Gilliland was a partner in the law firm
                                    of Hurt, Richardson, Garner, Todd &
                                    Cadenhead in Atlanta, Georgia.

 Name (age)                         Principal Position                              Officer of United Since
 ----------                         ------------------                              -----------------------

 Eugene B. White                    President and Director of White and Vice                 1995
 (52)                               President of United since March, 1995.  Mr.
                                    White served as Executive Vice President of
                                    First National Bank of Habersham, Cornelia,
                                    Georgia from 1982 to 1995.

 Richard E. Martin, Jr.             Vice President of United since 1993;                     1992
 (48)                               President and Director of Towns.  From 1989
                                    through 1992, Mr. Martin was Senior Vice
                                    President of First Colony Bank, Alpharetta,
                                    Georgia.

 L. Gene Sprayberry                 Executive Vice President of UCB; Assistant               1973
 (51)                               Secretary of United.

 Christopher J. Bledsoe             Vice President and Chief Financial Officer               1993
 (33)                               of UCB and United.  A certified public
                                    accountant, from 1988 through 1993, Mr.
                                    Bledsoe was a Supervisor at Evans, Porter,
                                    Bryan & Co., an accounting firm in Atlanta,
                                    Georgia.

 Robert L. Cochran                  Assistant Vice President and Controller of               1995
 (32)                               UCB; Controller of United since 1996.  A
                                    certified public accountant, from 1989
                                    through 1995, Mr. Cochran was an accounting
                                    manager with PNC Bank in Cincinnati, Ohio.

COMMITTEES OF THE BOARD

     The Board of Directors does not have a standing audit or nominating committee. The compensation committee of the Board of Directors is comprised of all members of the Board who are not employees of the Banks. The compensation committee makes compensation decisions for executive officers and key employees and administers the Profit Sharing Plan.

EXECUTIVE COMPENSATION

     United did not pay any remuneration to its executive officers during the year ended December 31, 1995. The following table sets forth the annual and other compensation paid by the Banks to Jimmy Tallent, President and Chief Executive Officer of United and UCB, Billy M. Decker, President and Chief Executive Officer of Carolina, and Thomas C. Gilliland, President and Chief Executive Officer of Peoples (each, a "Named Executive Officer"). No other executive officer of United or the Banks was paid $100,000 or more during 1995.


                        Summary Compensation Table
                                                                                      Long-term
                                                        Annual Compensation          Compensation
                                                        -------------------          ------------
                                                                                      Securities
             Name and                                                                  Underlying        All Other
       Principal Position          Year        Salary          Bonus        Other       Options        Compensation
       ------------------          ----        ------          -----        -----     -----------      ------------
    Jimmy C. Tallent  . . .        1995      $167,200         $57,000      $9,000<F1>    12,500       $  21,085<F2>
        President and              1994       151,251          50,000       8,100<F1>       -            19,101<F2>
        Chief Executive            1993       125,000          40,000       8,100<F1>       -            15,250
        Officer of
        United and UCB;
        Director of UCB,
        Peoples,
        Carolina, Towns
        and United;
        Chairman of the
        Board of Towns

    Thomas C. Gilliland . .        1995      $132,563         $ 30,000     $5,400<F1>     7,500       $   6,628<F3>
        President and              1994       121,395           25,000      5,400<F1>       -             4,249<F3>
        Chief Executive            1993       108,000           13,500      5,400<F1>       -             5,192
        Officer of
        Peoples;
        Executive Vice
        President of
        United; Director
        of Peoples and
        United

  Billy M. Decker . . . .         1995      $ 98,010          $ 30,000      $8,100<F1>    5,000        $  11,957<F3>
        President and             1994        90,905            23,000       8,100<F1>      -             11,090<F3>
        Chief Executive           1993        87,500            18,000       8,100<F1>      -             10,675
        Officer of
        Carolina; Vice
        President of
        United; Director
        of UCB, Carolina
        and United

 ____________________

<F1> Directors' fees for service on United's and the Banks' boards of directors. Other perquisites do not meet the Securities and Exchange Commission threshold for disclosure.

<F2> Represents a contribution by United of $20,398 on behalf of Mr.
     Tallent to United's Profit Sharing Plan and insurance premiums of approximately $699 paid by United on behalf of Mr. Tallent on a life insurance policy.

<F3> United's contribution on behalf of the named individual to United's
     Profit Sharing Plan.

     United has not granted restricted stock, stock appreciation rights or similar awards to any of its present or past executive officers, other than awards of stock options under the United Community Banks Key Employee Stock Option Plan (the "Stock Option Plan").



OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information concerning stock options granted to the Named Executive Officers (as defined in the Stock Option
Plan) under the Stock Option Plan during fiscal year 1995 and the projected value of those options at assumed annual rates of appreciation.

                                             Potential Realizable Value
                                                                                     at Assumed Annual Rates
                                                                                        of Stock Price
                                                                                       Appreciation for
                          Individual Grants                                             Option Term <F2>
        ------------------------------------------------------------------------------------------------------------
                                                Percent of
                                    Number of     Total
                                   Securities    Options
                                   Underlying   Granted to
                                    Options     Employees     Exercise or
                                    Granted     in Fiscal      Base Price  Expiration
               Name                   <F1>        Year         ($/Share)      Date       0%<F3>    5%          10%
               ----                --------     --------      -----------  ----------   ------   ------      --------
        Jimmy C. Tallent             12,500       25%            $10.00      1/1/05       $0     $78,625     $199,250

        Thomas C. Gilliland           7,500       15%            $10.00      1/1/05       $0     $47,175     $119,550

        Billy M. Decker               5,000       10%            $10.00      1/1/05       $0     $31,450     $ 79,700
 ____________________

<F1>  All options are currently exercisable.
<F2>  "Potential Realizable Value" is disclosed in accordance with
      Securities and Exchange Commission regulations that require such disclosure for illustration only. The values disclosed are not intended to be, and should not be interpreted as, representations or projections of the future value of United's Common Stock or of the stock price. Amounts are calculated at 0%, 5% and 10% assumed appreciation of the value of the Common Stock (compounded annually over the option term) and are not intended to forecast actual expected future appreciation, if any, of the Common Stock. The potential realizable value to the optionee is the difference between the exercise price and the appreciated stock price at the assumed annual rates of appreciation multiplied by the number of shares underlying the options.
<F3>  No gain to the optionee is possible without appreciation in the value of the Common Stock, which will benefit all shareholders commensurately. Zero percent appreciation in the stock price would result in zero dollars for the optionees if the options were exercised.


OPTION FISCAL YEAR-END VALUES

     Shown below is information with respect to unexercised options to purchase the Common Stock granted under the Stock Option Plan to the Named Executive Officers and held by them at December 31, 1995. No options were exercised during 1995 by a Named Executive Officer.


                                         Fiscal Year-End Option Values

                             Number of Unexercised Options at     Value of Unexercised in the Money
                                     Fiscal Year End                     Options at Fiscal
       Name                  Exercisable/Unexercisable (#)                 Year End ($)
       ----                  ----------------------------         ---------------------------------
Jimmy C. Tallent                        12,500/0                              $75,000

Thomas C. Gilliland                      7,500/0                              $45,000

Billy M. Decker                          5,000/0                              $30,000

DIRECTOR COMPENSATION

     Directors of United, other than a President of a Bank who serves on United's Board of Directors, received $500 per meeting attended during 1995. Certain members of United's Board of Directors also serve as members of one or more of the Boards of Directors of the Banks, for which they are compensated by such Bank.

                          PRINCIPAL SHAREHOLDERS

     The following table lists information concerning the beneficial ownership of United's Common Stock at December 31, 1996 by (i) each person known to United to beneficially own more than 5% of the Common Stock, (ii) each director and Named Executive Officer and (iii) all directors and executive officers as a group. Except as set forth below, the stockholders named below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.


 Name and Address of                              Common Stock
  Beneficial Owner                             Beneficially Owned                Percent of Shares
--------------------                           ------------------                -----------------
Robert L. Head, Jr.                              716,513<F1>                            11.1%
P.O. Box 147
Blairsville, Georgia  30514

W.C. Nelson, Jr.                                 686,463<F2>                            10.6%
P.O. Box 127
Blairsville, Georgia  30514

James A. Brackett, Jr.                           167,855<F3>                             2.6%

Charles E. Hill                                  174,792<F4>                             2.7%

Clarence W. Mason, Sr.                            81,190<F5>                             1.3%

Hoyt O. Holloway                                  47,985<F6>                              *

P. Deral Horne                                    27,500<F7>                              *

Jimmy C. Tallent                                 145,272<F8>                             2.3%

Thomas C. Gilliland                              176,449<F9>                             2.7%

Billy M. Decker                                 130,002<F10>                             2.0%

All Executive Officers                        2,465,372<F11>                            37.3%
and Directors as a
Group (17 persons)


*    Less than 1%.

<F1>  Includes 52,758 shares beneficially owned by Mr. Head as custodian for his children and 10,000 shares owned pursuant to Debentures. Does not include 16,965 shares owned by Mr. Head's wife, for which he disclaims beneficial ownership.
<F2>  Includes 11,250 shares owned by a trust over which Mr. Nelson has voting power and 10,000 shares owned pursuant to Debentures. Does not include 5,000 shares owned by Mr. Nelson's wife, for which he disclaims beneficial ownership.
<F3>  Includes 10,000 shares beneficially owned pursuant to Debentures.
      Does not include 59,710 shares owned by Mr. Brackett's wife, for which he disclaims beneficial ownership.


<F4>  Includes 10,000 shares beneficially owned pursuant to Debentures.
      Does not include 87,105 shares owned by Mr. Hill's wife for which he disclaims beneficial ownership.
<F5>  Includes 10,000 shares beneficially owned pursuant to Debentures.
<F6>  Includes 10,000 shares beneficially owned pursuant to Debentures and
      35,565 beneficially owned by Holloway Motors, Inc., a company 100% owned by Mr. Holloway. Does not include 485 shares owned by Mr. Holloway's wife, for which he disclaims beneficial ownership.
<F7>  Includes 10,000 shares beneficially owned pursuant to Debentures.
<F8>  Includes 10,000 shares beneficially owned pursuant to Debentures and
      14,250 shares beneficially owned pursuant to currently exercisable stock options. Does not include 15 shares owned by Mr. Tallent's daughter, for which he disclaims beneficial ownership.
<F9>  Includes 6,270 shares beneficially owned by Mr. Gilliland as custodian for his children, 10,000 shares beneficially owned pursuant to Debentures and 8,550 shares beneficially owned pursuant to currently exercisable stock options.
<F10> Includes 10,000 shares beneficially owned pursuant to Debentures and
      5,700 shares beneficially owned pursuant to currently exercisable stock options; does not include 9,040 shares owned by Mr. Decker's wife for which he disclaims beneficial ownership.
<F11> Includes presently exercisable options to acquire 54,100 shares and
      122,000 shares beneficially owned pursuant to Debentures.

                       CERTAIN TRANSACTIONS

     Carolina, UCB, Towns and Peoples have retained the services of a construction company operated by Robert L. Head, Jr., who is Chairman of the Board of Directors of United and a director of UCB. During 1995, Carolina, Peoples and UCB made payments totaling approximately $719,000 in exchange for such services, which included construction by Carolina of a new branch office in Robbinsville, North Carolina, by UCB of a new operations center adjacent to its principal office and by Peoples of a new principal office. During 1996, UCB and Towns made payments of approximately $89,900 to such construction company for a leasehold improvement in Dahlonega and remodeling of Towns' existing facilities.

     The Banks have had, and expect to have in the future, banking transactions in the ordinary course of business with directors and officers of United and their associates, including corporations in which such officers or directors are shareholders, directors and/or officers, on the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with unaffiliated third parties. Such transactions have not involved more than the normal risk of collectability or presented other unfavorable features.


                    DESCRIPTION OF SECURITIES

     The following is a summary of certain provisions of the Common Stock, Preferred Stock and the 2006 Debentures. Additional information about the 2006 Debentures is set forth in the form of the 2006 Debentures included as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

     The authorized capital stock of United consists of 10,000,000 shares of Common Stock, $1.00 par value per share, and 10,000,000 shares of preferred stock, $1.00 par value per share. As of December 31, 1996, 6,637,248 shares, including 140,000 shares deemed outstanding pursuant to the 2006 Debentures and presently exercisable options to acquire 58,400 shares of United's Common Stock were issued and outstanding and no shares of preferred stock were issued and outstanding. At the same date, 2006 Debentures in the principal amount of $3,500,000 were outstanding.

PREFERRED STOCK

     United is authorized to issue 10,000,000 shares of preferred stock, issuable in such series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as the Board of Directors may determine. The preferred stock could be issued for any lawful corporate purpose without further action by the shareholders. The issuance of any preferred stock having conversion rights might have the effect of diluting the interests of the other shareholders. Shares of preferred stock could be issued with such rights, privileges and preferences as would deter a further tender or exchange offer or to discourage the acquisition of control of the Company. The Board of Directors presently has no plans to issue any preferred stock.


COMMON STOCK

     All voting rights are vested in the holders of the Common Stock. Each holder of Common Stock is entitled to one vote per share on any issue requiring a vote at any meeting. The shares do not have cumulative voting rights in the election of directors. All shares of Common Stock are entitled to share equally in such dividends as the Board of Directors of United may declare on United's Common Stock from sources legally available therefor. The determination and declaration of dividends is within the discretion of the Board of Directors of United. United's Common Stock will be entitled to receive on a pro rata basis, after payment or provision for payment of all debts and liabilities of United, all assets of United available for distribution, in cash or in kind.

     The outstanding shares of Common Stock are, and the shares of Common Stock to be issued by United in connection with the Offering will be, duly authorized, validly issued, fully paid and nonassessable.

DEBENTURES

     Debentures in the principal amount of $3,500,000 which are due on December 31, 2006 are outstanding as of the date hereof. The 2006 Debentures bear interest at the rate of one quarter of one percentage point over the prime rate per annum as quoted in The Wall Street Journal, payable on April 1, July 1, October 1, and January 1 of each year commencing on April 1, 1997, to holders of record at the close of business on the 15th day of the month immediately preceding the interest payment date. Interest is computed on the basis of actual number of days elapsed in a year of 365 or 366 days, as applicable. Interest on the 2006 Debentures is payable, at the option of the Board of Directors of United, in cash or in an additional debenture with the same terms as the 2006 Debentures.

     The 2006 Debentures may be redeemed, in whole or in part from time to time on or after January 1, 1998, at the option of United upon at least 20 days' and not more than 60 days' notice, at a redemption price equal to 100% of the principal amount of the Debentures to be redeemed plus interest accrued and unpaid as of the date of redemption.

     The holder of any 2006 Debentures not called for redemption will have the right, exercisable at any time up to December 31, 2006, to convert such Debenture at the principal amount thereof into shares of Common Stock of United at the conversion price of $25 per share, subject to adjustment for stock splits and stock dividends.

     The 2006 Debentures are unsecured obligations of United and are subordinate in right of payment to all obligations of United to its other creditors, except obligations ranking on a parity with or junior to such debentures. The 2006 Debentures were not issued pursuant to an indenture nor is there a trustee to act on behalf of debentureholders.


TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for United's Common Stock and Debentures is SunTrust Bank, Atlanta, 58 Edgewood Avenue,
Room 200, Atlanta, Georgia  30303.

                 SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, there will be 6,887,248 shares of Common Stock outstanding (including the Options and 140,000 shares issuable upon conversion of the 2006 Debentures). All of the shares offered hereby will be freely transferable, without restriction, under the Securities Act of 1933, as amended (the "Securities Act"), unless acquired by an affiliate (as that term is defined under the Securities Act) of United. Sales of substantial amounts of shares in the limited trading market following the Offering could adversely affect the market price of the Common Stock. Since such stock is not listed on a stock exchange or quoted in the over-the-counter market, nor are there any existing plans to so list or to have the stock quoted, no shares can be sold under Rule 144 promulgated under the Securities Act nor is it likely that any shares can be sold under Rule 144 in the future.


                           THE OFFERING

     United is offering for sale to the public 250,000 shares of Common Stock at a price of $20.00 per share. In the State of Georgia, the Common Stock offered hereby will be sold by certain executive officers of United and no commission will be paid on such sales. In order to comply with securities requirements of the State of North Carolina, United has engaged Carson Medlin, pursuant to the terms of a broker dealer agreement dated January 28, 1997 (the "Broker Dealer Agreement"), to act as a broker dealer for the account of United in effecting offers and sales of the Common Stock to investors in North Carolina at the public offering price. Under the Broker-Dealer Agreement, Carson Medlin has no financial obligation to purchase any of the Common Stock. Carson Medlin will receive a fee of $30,000 for these services. If the Offering is terminated for any reason prior to acceptance by the Company of the Common Stock offered hereby to residents of North Carolina, the Company will pay to Carson Medlin a fee of $20,000. The Broker Dealer Agreement provides that the Company will indemnify Carson Medlin against certain liabilities, including civil liabilities under the Securities Act. A minimum of 25,000 shares must be sold in the Offering or the Offering will terminate. The Offering will terminate on the date that is 30 days from the date of this Prospectus, subject to termination at an earlier date upon acceptance of subscriptions for all of the securities offered hereby or to extension for an additional period or periods up to 90 days from the date of this Prospectus at the sole discretion of United (such offering termination date as it may be shortened or extended pursuant to the terms hereof is referred to herein as the "Offering Termination Date"). On the Offering Termination Date, subscription funds will be returned to subscribers with interest actually earned thereon if 25,000 shares have not been subscribed. Officers of United will receive no compensation for selling the shares of Common Stock, but they will be reimbursed for reasonable expenses incurred by them in connection with the Offering, such as travel, telephone and similar expenses.

HOW TO SUBSCRIBE

      United will offer shares of Common Stock to members of the public who are residents of the State of Georgia and North Carolina, including United shareholders, who may subscribe for blocks of whole shares of Common Stock consisting of at least 100 shares (unless otherwise agreed to by United) by submitting a Subscription Agreement and making an appropriate payment to Union County Bank as escrow agent any time before the Offering Termination Date, subject to acceptance by United.

     Persons who wish to subscribe for shares of Common Stock must, prior to the Offering Termination Date:

          (1) Complete the appropriate portions and sign the Subscription Agreement which is attached to this Prospectus as Exhibit A to subscribe for at least 100 shares of Common Stock;

          (2) Make full payment of the aggregate purchase price for the shares subscribed in United States currency by check, bank draft or money order payable to United
          Community Banks, Inc.; and


          (3) Deliver the Subscription Agreement together with full payment of the purchase price, to SunTrust Bank, 58 Edgewood Avenue, Room 200, Atlanta, Georgia 30303.

     Subscriptions are not binding until accepted by United. United reserves the right to accept or reject subscriptions, in whole or in part, or to cancel the Offering, in its sole discretion. All subscription payments received by United for the first 25,000 shares subscribed will be deposited in an interest-bearing escrow account at SunTrust and will be available to United once it accepts subscriptions for 25,000 shares. If subscription funds for 25,000 shares are not received by the Offering Termination Date, all proceeds will be returned promptly to investors, together with interest actually earned thereon. No assurance can be given that subscription funds can or will be invested at the highest rate of return available or that any profits will be realized from the investment of subscription funds. Once subscription funds for 25,000 shares have been received and placed in the escrow account, such proceeds and any interest earned thereon will be made available to United, as will the proceeds of any subsequent sales of shares.

     Certificates representing the Common Stock purchased in the Offering will be issued by United and mailed to subscribers as soon as practicable after acceptance of subscriptions. Rejected subscription payments will be returned to subscribers by mail in full, with any interest actually earned on collected funds, as soon as possible, but in no event later than 30 days after the occurrence of such rejection.


          PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS
                           (Unaudited)

     The following unaudited pro forma consolidated statements of earnings have been prepared from the historical results of operations of United, and reflect adjustments for the 2006 Debentures. These statements should be read in conjunction with the historical consolidated financial statements of United, including the notes thereto, which financial statements are included elsewhere in this Prospectus. The pro forma combined results are not necessarily indicative of the combined results of further operations.

           UNITED COMMUNITY BANKS, INC. & SUBSIDIARIES
           Pro Forma Consolidated Statement of Earnings
               For the Year Ended December 31, 1995
                           (Unaudited)

                                                                       2006 Debenture           Pro Forma
                                                      Actual            Adjustments            Consolidated
                                                      ------           --------------          ------------
Interest income:
  Interest and fees on loans                         $41,374                  -                  $41,374
  Interest on deposits with other banks                    3                  -                        3
  Interest on federal funds sold                       1,113                  184 <F1>             1,297

 Interest on investment securities:
     U.S. Treasuries and U.S. Gov't agencies           4,791                  -                    4,791
     State, county and municipal                       1,846                  -                    1,846
                                                     -------                -----                 ------
     Total interest income                            49,127                  184                 49,311

Interest expense:
  Interest on deposits:
    Demand                                             3,585                  -                    3,585
    Savings                                            1,023                  -                    1,023
    Time                                              19,735                  -                   19,735
                                                     -------                -----                 ------
                                                      24,343                  -                   24,343
                                                     -------                -----                 ------
Long-term debt, subordinated debentures and
   federal funds purchased                             1,865                  298  <F2>            2,163
                                                     -------                -----                 ------
   Total interest expense                             26,208                  298                 26,506
                                                     -------                -----                 ------
   Net interest income                                22,919                 (114)                22,805
                                                     -------                -----                 ------
Provision for loan losses                              1,040                  -                    1,040
                                                     -------                -----                 ------
   Net interest income after provision for
     loan losses                                      21,879                 (114)                21,765
                                                     -------                -----                 ------
Noninterest income:
  Service charges and fees                             1,937                  -                    1,937
  Securities gains, net                                    4                  -                        4
  Mortgage loan and related fees                       1,582                  -                    1,582
  Other noninterest income                               741                  -                      741
                                                     -------                -----                 ------
     Total noninterest income                          4,264                  -                    4,264
                                                     -------                -----                 ------
Noninterest expense:
  Salaries and employee benefits                       9,890                  -                    9,890
  Occupancy                                            2,695                  -                    2,695
  Deposit insurance premiums                             514                  -                      514
  Other noninterest expenses                           4,755                  -                    4,755
                                                     -------                -----                 ------
     Total noninterest expenses                       17,854                  -                   17,854
                                                     -------                -----                 ------
Earnings before income taxes                           8,289                (114)                  8,175

Income taxes                                           2,238                 (39)  <F3>            2,199
                                                     -------                -----                 ------
      Net earnings                                   $ 6,051                 (75)                 $5,976
                                                     =======                =====                 ======

<F1> Assumes proceeds from debenture invested in federal funds sold at an average rate of 5.25%.
<F2> Assumes rate paid on $3,500,000 2006 Debenture Offering of
     8.50%.
<F3> Tax effect of net interest income at 34% tax rate.

              UNITED COMMUNITY BANKS, INC. & SUBSIDIARIES
               Pro Forma Consolidated Statement of Earnings
               For the Nine Months Ended September 30, 1996
                               (Unaudited)

                                                                      2006 Debenture            Pro Forma
                                                     Actual             Adjustments            Consolidated
                                                     ------           ---------------          ------------
Interest income:
  Interest and fees on loans                         $38,786                  -                  $38,786
  Interest on deposits with other banks                   47                  -                       47
  Interest on federal funds sold                         660                  137 <F1>               797
  Interest on investment securities:
     U.S. Treasuries and U.S. Gov't agencies           4,588                  -                    4,588
     State, county and municipal                       1,413                  -                    1,413
                                                     -------                 ----                -------
     Total interest income                            45,494                  137                 45,631
                                                     -------                 ----                -------
Interest expense:
  Interest on deposits:
    Demand                                             3,647                  -                    3,647
    Savings                                              783                  -                      783
    Time                                              17,214                  -                   17,214
                                                     -------                 ----                -------
                                                      21,644                  -                   21,644
                                                     -------                 ----                -------
Long-term debt, subordinated debentures and
  federal funds purchased                              1,218                  223 <F2>             1,441
                                                     -------                 ----                -------
  Total interest expense                              22,862                  223                 23,085
                                                     -------                 ----                -------
  Net interest income                                 22,632                  (86)                22,546
                                                     -------                 ----                -------
Provision for loan losses                                915                  -                      915
                                                     -------                 ----                -------
  Net interest income after provision for loan        21,717                  (86)                21,631
     losses                                          -------                 ----                -------

Noninterest income:
  Service charges and fees                             1,940                  -                    1,940
  Securities gains, net                                   17                  -                       17
  Mortgage loan and related fees                       1,218                  -                    1,218
  Other noninterest income                               565                  -                      565
                                                     -------                 ----                -------
    Total noninterest income                           3,740                  -                    3,740
                                                     -------                 ----                -------
Noninterest expense:
  Salaries and employee benefits                       9,380                  -                    9,380
  Occupancy                                            2,402                  -                    2,402
  Deposit insurance premiums                              20                  -                       20
  Other noninterest expenses                           5,001                  -                    5,001
                                                     -------                 ----                -------
    Total noninterest expenses
                                                      16,803                  -                   16,803
                                                     -------                 ----                -------
Earnings before income taxes                           8,654                  (86)                 8,568

Income taxes                                           2,930                  (29) <F3>             2,901
                                                     -------                 ----                -------
   Net earnings                                      $ 5,724                  (57)                $5,667
                                                     =======                 ====                =======

<F1> Assumes proceeds from debenture invested in federal funds sold at an average rate of 5.25% for 273 days.
<F2> Assumes rate paid on $3,500,000 2006 Debenture Offering of 8.50%
     for 273 days.
<F3> Tax effect of net interest income at 34% tax rate.

                   PRO FORMA CONSOLIDATED BALANCE SHEET
                               (Unaudited)

     The following unaudited pro forma consolidated balance sheet as of September 30, 1996 has been prepared based upon the historical consolidated balance sheets for United and reflects the adjustments for the 2006 Debenture. This statement should be read in conjunction with the historical financial statements of United, including the notes thereto, which financial statements are included elsewhere in this Prospectus.

                       UNITED COMMUNITY BANKS, INC.
                   Pro Forma Consolidated Balance Sheet
                            September 30, 1996
                               (Unaudited)

                                                                     2006                Pro Forma
                                                    Actual          Debenture            Consolidated
                                                                   Adjustments
ASSETS
  Cash and due from banks                         $   26,467            -                 $   26,467
  Federal funds sold                                  12,855         3,500 <F1>               16,355
                                                  ----------       -------                ----------
    Cash and cash equivalents                         39,322         3,500                    42,822

 Investment securities                                74,626            -                     74,626
 Investment securities available for sale             70,012            -                     70,012

 Mortgage loans held for sale                          6,360            -                      6,360

 Loans                                               558,325            -                    558,325
   Less:  Allowance for loan losses                   (7,369)           -                     (7,369)
                                                  ----------       -------                ----------
      Loans, net                                     550,956            -                    550,956

 Premises and equipment                               17,615            -                     17,615
 Accrued interest receivable                           7,667            -                      7,667
 Other assets                                         13,007            -                     13,007
                                                  ----------       -------                ----------
                                                  $  779,565         3,500                $  783,065
                                                  ==========       =======                ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
 Deposits:
  Demand                                          $   73,553            -                 $   73,553
  Interest-bearing demand                            170,284            -                    170,284
   Savings                                            40,068            -                     40,068
   Time                                              396,432            -                    396,432
                                                  ----------       -------                ----------
     Total deposits                                  680,337            -                    680,337

 Repurchase agreements                                 2,000            -                      2,000
 Accrued expenses and other liabilities                5,588            -                      5,588
 Federal Home Loan Bank advances                      31,138            -                     31,138
 Long-term debt                                       10,736            -                     10,736
 Convertible subordinated debentures                   1,000         3,500 <F1>                4,500
                                                  ----------       -------                ----------
     Total liabilities                             $ 730,799         3,500                   734,299
                                                  ----------       -------                ----------
Stockholders' equity:
 Preferred stock                                         -              -                      -
 Common stock, $1 par value; 10,000,000
   shares authorized; 6,260,280 issued and             6,260            -                      6,260
   outstanding
 Capital surplus                                      14,520            -                     14,520
 Unrealized loss on investment securities
   available for sale, net of tax                       (485)           -                       (485)
 Retained earnings                                    28,471            -                     28,471
                                                  ----------       -------                ----------
     Total stockholders' equity                       48,766            -                     48,766
                                                  ----------       -------                ----------
                                                  $  779,565         3,500                $  783,065
                                                  ==========       =======                ==========


<F1> Assumes proceeds of 2006 Debenture offering invested in federal funds sold.

                             LEGAL MATTERS

     The legality of the shares of Common Stock offered by this Prospectus will be passed upon for United by Kilpatrick & Cody, L.L.P., Atlanta, Georgia.


                                 EXPERTS

     The consolidated audited financial statements of United, included herein and elsewhere in the Registration Statement, have been included herein and in the Registration Statement in reliance upon the reports of Porter Keadle Moore, LLP, independent certified public accountants, successor to the practice of Evans, Porter, Bryan & Co., and upon the authority of said firm as experts in accounting and auditing.


                          AVAILABLE INFORMATION

     United has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the securities offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to United and the securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document to which reference is made are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the offices of the Securities and Exchange Commission in Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W. Washington, D.C. 20549, upon the payment of the fees prescribed by the Securities and Exchange Commission.

     United is subject to certain informational reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such periodic reports, proxy statements and other information filed by United with the Commission can be inspected and copied at the public reference facilities maintained by the Commission's regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, 500 W. Madison, Suite 1400, Chicago, Illinois 60661), and copies of such material can be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission's web site at http://www.sec.gov.

     UNITED INTENDS TO FURNISH ITS SHAREHOLDERS WITH ANNUAL REPORTS CONTAINING FINANCIAL STATEMENTS AUDITED BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS AND SUCH OTHER REPORTS AS MAY BE REQUIRED BY APPLICABLE LAW.

                      INDEX TO FINANCIAL STATEMENTS



United Community Banks, Inc. and Subsidiaries
---------------------------------------------

Report of Independent Certified Public Accountants .................  F-1

Consolidated Balance Sheets at December 31, 1995 and 1994 ..........  F-2

Consolidated Statements of Earnings for the Years Ended
     December 31, 1995, 1994 and 1993 ..............................  F-3

Consolidated Statements of Changes in Stockholders' Equity
     for the Years Ended December 31, 1995, 1994 and 1993 ..........  F-4

Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1995, 1994 and 1993  .............................  F-5

Notes to the Consolidated Financial Statements for the Years
     Ended December 31, 1995, 1994 and 1993  .......................  F-6

Consolidated Balance Sheets at September 30, 1996 (unaudited)
     and December 31, 1995 .........................................  F-23

Consolidated Statements of Earnings for the Nine Months
     Ended September 30, 1996 and 1995 (unaudited)  ................  F-24

Consolidated Statements of Cash Flows for the Nine Months
     Ended September 30, 1996 and 1995 (unaudited) .................  F-25

Notes to Unaudited Financial Statements  ...........................  F-26


        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors and Stockholders
United Community Banks, Inc.
Blairsville, Georgia

We have audited the consolidated balance sheets of United Community Banks, Inc. and subsidiaries as of December 31, 1995 and 1994 and the related statements of earnings, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Community Banks, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As disclosed in the Summary of Significant Accounting Policies to the financial statements, the Company changed its method of accounting for mortgage servicing rights during 1995.


                             ______/s/___________________________
                             Evans, Porter, Bryan & Company

Atlanta, Georgia
February 16, 1996

                        UNITED COMMUNITY BANKS, INC. & SUBSIDIARIES
                                 Consolidated Balance Sheets
                                    (dollars in thousands)

                                                                                  December 31,
                                                                         1995                   1994
                                                                         ----                   ----
ASSETS

Cash and due from banks, including reserve requirements of           $   20,758                11,995
   $3,217  and $2,073
Federal funds sold                                                       11,230                 2,575
                                                                     ----------             ---------

   Cash and cash equivalents                                             31,988                14,570
                                                                     ----------             ---------

Securities held to maturity (estimated fair value of $79,650             78,821                62,948
   and $60,421)
Securities available for sale                                            65,046                14,947

Mortgage loans held for sale                                             12,048                12,395

Loans                                                                   444,092               329,226
   Less:  Allowance for loan losses                                       6,545                 3,950
                                                                     ----------             ---------
    Loans, net                                                          437,547               325,276
                                                                     ----------             ---------

Bank premises and equipment                                              15,997                11,468
Accrued interest receivable                                               6,462                 4,299
Other assets                                                             11,760                11,033
                                                                     ----------             ---------
                                                                     $  659,669               456,936
                                                                     ==========             =========
LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
   Demand                                                            $   62,753                35,465
   Interest-bearing demand                                              114,825                88,433
   Savings                                                               38,947                30,672
   Time                                                                 374,131               238,700
                                                                     ----------             ---------
     Total deposits                                                     590,656               393,270


Federal funds purchased                                                       -                 8,300
Accrued expenses and other liabilities                                    3,676                 2,600
FHLB advances                                                             9,001                12,149
Long-term debt                                                           11,309                 9,400
Convertible subordinated debentures                                       1,000                 1,000
                                                                     ----------             ---------
     Total liabilities                                                  615,642               426,719
                                                                     ----------             ---------

Stockholders' equity:
   Preferred stock                                                            -                    -
   Common stock, $1 par value; 10,000,000 shares authorized;              6,260                5,589
      6,260,280 and 5,589,365 shares issued and outstanding
   Capital surplus                                                       14,520                7,474
   Net unrealized gain (loss) on securities available for                   251                 (209)
      sale, net of tax
   Retained earnings                                                     22,996               17,363
                                                                     ----------             ---------
     Total stockholders' equity                                          44,027               30,217
                                                                     ----------             ---------
                                                                     $  659,669              456,936
                                                                     ==========             ========

See accompanying notes to consolidated financial statements.

                        UNITED COMMUNITY BANKS, INC. & SUBSIDIARIES
                           Consolidated Statements of Earnings
                       (dollars in thousands except per share data)

                                                                            For the Years Ended December 31,
                                                                       1995              1994             1993
                                                                  --------------------------------------------
INTEREST INCOME:
  Interest and fees on loans                                      $    41,374           28,963          23,355
  Interest on deposits with other banks                                     3               20              49
  Interest on federal funds sold                                        1,113              135             107
  Interest on investment securities:
    U.S. Treasury and U.S. Government agencies                          4,791            2,924           3,276
    State and political subdivisions                                    1,846            1,813           1,538
                                                                  --------------------------------------------
        Total interest income                                          49,127           33,855          28,325
                                                                  --------------------------------------------

INTEREST EXPENSE:
  Interest on deposits:
     Demand                                                             3,585            2,874           2,080
     Savings                                                            1,023              926             788
     Time                                                              19,735           10,572          10,229
                                                                  --------------------------------------------
                                                                       24,343           14,372          13,097
                                                                  --------------------------------------------
Long-term debt, subordinated debentures, federal funds
purchased, and FHLB advances                                            1,865            1,266             712
                                                                  --------------------------------------------
       Total interest expense                                          26,208           15,638          13,809
                                                                  --------------------------------------------
       Net interest income                                             22,919           18,217          14,516
Provision for loan losses                                               1,040              935             842
                                                                  --------------------------------------------
       Net interest income after provision for loan losses             21,879           17,282          13,674
                                                                  --------------------------------------------

NONINTEREST INCOME:
   Service charges and fees                                             1,937            1,470           1,346
   Gains on sales of investment securities                                  4               38             152
   Mortgage loan and other related fees                                 1,582            1,639           1,757
   Other noninterest income                                               741              615             445
                                                                  --------------------------------------------
       Total noninterest income                                         4,264            3,762           3,700
                                                                  --------------------------------------------

NONINTEREST EXPENSE:
   Salaries and employee benefits                                       9,890            7,856           6,487
   Occupancy                                                            2,695            2,010           1,608
   Deposit insurance premiums                                             514              816             717
   Other noninterest expense                                            4,755            3,220           2,893
                                                                  --------------------------------------------
       Total noninterest expense                                       17,854           13,902          11,705
                                                                  --------------------------------------------
Earnings before income taxes                                            8,289            7,142           5,669

Income taxes                                                            2,238            1,942           1,467
                                                                  --------------------------------------------
       NET EARNINGS                                               $     6,051            5,200           4,202
                                                                  ===========        =========       =========
Net earnings per common share                                     $      1.04             0.93            0.76
                                                                  ===========        =========       =========
Weighted average common shares outstanding                          5,813,615        5,589,365       5,545,110
                                                                  ===========        =========       =========
See accompanying notes to consolidated financial statements.

                        UNITED COMMUNITY BANKS, INC. & SUBSIDIARIES
                Consolidated Statements of Changes in Stockholders' Equity
                     For the Years Ended December 31, 1995, 1994 and 1993
                         (dollars in thousands, except per share data)


                                                                                                             Net
                                                                                                         Unrealized
                                                                                                         Gain (Loss)
                                                                                                             On
                                                                                                         Investment
                                                                                                         Securities
                                                                                                          Available
                                                             Common  Stock          Capital    Retained    for Sale,
                                                             -------------                                   Net
                                                         Shares      Amount          Surplus    Earnings    of Tax        Total
                                                      -------------------------------------------------------------------------

Balance, December 31, 1992 as previously              1,100,022     $  1,100         7,063       12,779         -       20,942
reported

Effect of five-for-one stock split                    4,400,088        4,400             -       (4,400)        -            -
                                                      -------------------------------------------------------------------------

Balance, December 31, 1992 as adjusted                5,500,110        5,500         7,063        8,379         -       20,942

Cash dividends declared ($0.035 per share)                    -            -             -         (195)        -         (195)

Common stock issued in conversion of                     89,255           89           411            -         -          500
debentures

Net earnings                                                  -            -             -        4,202         -        4,202
                                                      -------------------------------------------------------------------------
Balance, December 31, 1993                            5,589,365        5,589         7,474       12,386         -       25,449

Cumulative effect of accounting change for                    -            -             -            -        428         428
investment securities, net of tax of $262

Change in unrealized loss on securities                       -            -             -            -       (637)       (637)
available for sale, net of tax

Cash dividends declared ($0.040 per share)                    -            -             -         (223)        -         (223)

Net earnings                                                  -            -             -        5,200         -        5,200
                                                      -------------------------------------------------------------------------
Balance, December 31, 1994                            5,589,365        5,589         7,474       17,363       (209)     30,217

Issuance of common shares for bank                      455,400          455         4,828            -         -        5,283
acquisition

Proceeds from common stock offering,                    215,515          216         2,218            -         -        2,434
net of offering cost

Change in unrealized losses on securities                     -            -             -            -        460         460
available for sale, net of tax

Cash dividends declared ($0.072 per share)                    -            -             -         (418)         -        (418)

Net earnings                                                  -            -             -        6,051         -        6,051
                                                      -------------------------------------------------------------------------
Balance, December 31, 1995                            6,260,280     $  6,260        14,520       22,996        251      44,027
                                                      =========     ========        ======       ======       ====      ======

See accompanying notes to consolidated financial statements.


                        UNITED COMMUNITY BANKS, INC. & SUBSIDIARIES
                           Consolidated Statements of Cash Flows
                                   (dollars in thousands)

                                                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                                                 1995           1994           1993
                                                                             ---------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                                               $   6,051          5,200          4,202
  Adjustments to reconcile net earnings to net cash provided (used)
    by operating activities:
      Depreciation, amortization and accretion                                   1,715          1,471          1,418
      Provision for loan losses                                                  1,040            935            842
      Provision for deferred tax benefit                                           (83)            (3)          (194)
      Gain on sale of investment securities                                         (4)           (38)          (152)
      Change in assets and liabilities, net of the effects of
      acquisitions:
        Interest receivable                                                     (1,658)          (910)           181
        Interest payable                                                         1,286            407           (398)
        Other assets                                                               792           (483)          (631)
        Accrued expenses and other liabilities                                  (1,315)          (150)           719
  Change in mortgage loans held for sale                                           347          1,216         (8,382)
                                                                             ---------------------------------------
            Net cash provided (used) by operating activities                     8,171          7,645         (2,395)
                                                                             ---------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES, NET OF THE EFFECTS OF
ACQUISITIONS:
  Cash acquired from acquisitions and branch purchases                           25,867             -              -
  Proceeds from sales of securities held to maturity                                 -              -         22,594
  Proceeds from maturities and calls of securities held to maturity              11,465          4,232        11,553
  Purchases of securities held to maturity                                      (24,899)       (20,021)      (33,166)
  Proceeds from sales of securities available for sale                           14,718         19,074             -
  Proceeds from maturities and calls of securities available for sale            11,299          8,660             -
  Purchases of securities available for sale                                    (60,366)        (8,290)            -
  Purchase of exchangeable payable in kind debenture                                  -        (2,846)             -
  Purchases of mortgage servicing rights                                              -        (2,022)             -
  Net change in interest-bearing deposits with other banks                          299            693           199
  Net increase in loans                                                         (63,387)       (59,488)      (51,383)
  Proceeds from sale of other real estate                                           243            119            33
  Purchase of bank premises and equipment                                        (2,178)        (3,673)       (2,384)
                                                                             ---------------------------------------
            Net cash used in investing activities                               (86,939)       (63,562)      (52,554)
                                                                             ---------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES, NET OF THE EFFECTS OF
ACQUISITIONS:
  Net change in demand and savings deposits                                      18,599         21,577        33,787
  Net change in time deposits                                                    85,110         21,928        15,958
  Net change in federal funds purchased                                          (8,300)          7,000         1,300
  Proceeds from long-term debt                                                    2,539          2,800             -
  Proceeds from FHLB advances                                                     8,596          5,956         6,489
  Repayments of long-term debt                                                     (630)          (800)         (413)
  Repayments of FHLB advances                                                   (11,744)          (283)            -
  Proceeds from sale of common stock                                              2,434              -             -
  Cash paid for dividends                                                          (418)          (223)         (195)
                                                                             ---------------------------------------
            Net cash provided by financing activities                            96,186         57,955        56,926
                                                                             ---------------------------------------
  Net change in cash and cash equivalents                                        17,418          2,038         1,977
  Cash and cash equivalents at beginning of period                               14,570         12,532        10,555
                                                                             ---------------------------------------
  Cash and cash equivalents at end of period                                 $   31,988         14,570        12,532
                                                                             ==========       ========      ========

See accompanying notes to consolidated financial statements.

              UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES


     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting principles followed by United Community Banks, Inc. (United) and its subsidiaries and the methods of applying these principles conform with generally accepted accounting principles and with general practices within the banking industry. The following is a description of the more significant of those policies.

     Organization
     ------------
     United is a five bank holding Company whose business is conducted by its wholly-owned bank subsidiaries. United is subject to regulation under the Bank Holding Company Act of 1956.

     The Bank Subsidiaries are commercial banks which serve markets throughout north Georgia and western North Carolina. The Bank Subsidiaries are insured and subject to the regulation of the Federal Deposit Insurance Corporation. The Bank Subsidiaries also provide a full range of customary banking services.

     Basis of Presentation
     ---------------------
     The consolidated financial statements include the accounts of United and its wholly-owned commercial bank subsidiaries, Union County Bank, Blairsville, Georgia (UCB), Citizens Bank-Murphy, North Carolina (Citizens), Peoples Bank, Blue Ridge, Georgia (Peoples) Towns County Bank, Hiawassee, Georgia (Towns), and White County Bank, Cleveland, Georgia (White) (collectively, the "Bank Subsidiaries"). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain items in prior years' financial statements have been reclassified to conform with the current financial statement presentations.

     In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period.
     Actual results could differ significantly from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with these valuations, management obtains independent appraisals for significant properties.

     A substantial portion of United's loans are secured by real estate located in north Georgia and western North Carolina. Accordingly, the collection of a substantial portion of United's loan portfolio is susceptible to changes in the real estate market conditions of this market area.

     Investment Securities
     ---------------------
     Effective January 1, 1994, United adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under SFAS No. 115, United classifies its securities in one of three categories: held to maturity, available for sale, or trading. Trading securities are bought and held principally for the purpose of selling them in the near term. United does not have investments classified in the trading category. Held to maturity securities are those securities for which United has the ability and intent to hold until maturity. All other securities are classified as available for sale.

     Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax


     effect, on securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of stockholders' equity. The unrealized holding gains or losses included in the separate component of stockholders' equity for securities transferred from available for sale to held to maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.

     A decline in the market value of any available for sale or held to maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

     Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

     Mortgage Loans Held for Sale
     ----------------------------
     Mortgage loans held for sale are carried at the lower of aggregate cost or market value. The amount by which cost exceeds market value is accounted for as a valuation allowance. Changes in the valuation allowance are included in the determination of net earnings of the period in which the change occurs. No market valuation allowances were required at December 31, 1995 or 1994.


     Loans and Allowance for Loan Losses
     -----------------------------------
     All loans are stated at principal amount outstanding.
     Interest on loans is primarily calculated by using the simple interest method on daily balances of the principal amount outstanding.

     Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans. Generally, payments on nonaccrual loans are applied to principal.

     Effective January 1, 1995, United adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." A loan is impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan will not be collected. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. The adoption of SFAS No. 114 and No. 118 had no significant impact on the consolidated financial statements.

     The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is unlikely. The allowance represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

     Management's judgment in determining the adequacy of the allowance is based on evaluations of the probability of collection of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific problem loans.

     Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review United's allowance for loan losses. Such agencies may require United to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

     Bank Premises and Equipment
     ---------------------------
     Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using primarily the straight-line method over the estimated useful lives of the related assets. Costs incurred for maintenance and repairs are expensed currently. The range of estimated useful lives for building and improvements is 15 to 40 years, and for furniture and equipment, 3 to 10 years.

     Goodwill and Deposit-Based Intangibles
     --------------------------------------
     Goodwill, arising from the excess cost over the fair value of net assets acquired of purchased bank subsidiaries, is amortized on a straight-line basis over periods not exceeding 25 years. Deposit assumption premiums paid in connection with the 1995 branch bank purchases are being amortized over 15 years, the estimated life of the deposit base acquired. On an ongoing basis, management reviews the valuation and amortization periods of goodwill and the deposit assumption premiums to determine if events and circumstances require the remaining lives to be reduced.

     Mortgage Servicing Rights
     -------------------------
     Effective April 1, 1995, United adopted the provisions of SFAS No. 122 "Accounting for Mortgage Servicing Rights." SFAS No. 122 amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities." SFAS No. 122 requires a mortgage banking enterprise to recognize as a separate asset, the rights to service mortgage loans regardless of whether the servicing rights are acquired through either purchase or origination. Prior to SFAS No. 122, SFAS No. 65 prohibited the capitalization of mortgage servicing rights except where the rights to service loans were acquired from another organization. Additionally, the new standard requires impairment analysis of mortgage servicing rights regardless of whether purchased or originated.

     United's mortgage servicing rights represent the unamortized cost of purchased and originated contractual rights to service mortgages for others in exchange for a servicing fee and ancillary loan administration income. Mortgage servicing rights are amortized over the period of estimated net servicing income and are periodically adjusted for actual and anticipated prepayments of the underlying mortgage loans. Impairment analysis is performed quarterly after stratifying the rights by interest rate. Impairment, defined as the excess of the asset's carrying value over its current fair value, is recognized through a valuation allowance. At December 31, 1995, no valuation allowances were required for United's mortgage servicing rights.

     Income Taxes
     ------------
     United recognizes deferred tax assets and liabilities based on future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. The recognition of future tax benefits, such as net operating loss carryforwards, is based on the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

     In the event the future tax consequences of differences between the financial reporting basis and the tax basis of United's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realization of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies.

     Net Earnings Per Common Share
     -----------------------------
     Net earnings per common share are based on the weighted average number of common shares outstanding during each period. The assumed conversion of the convertible subordinated debentures and exercise of stock options do not result in material dilution. All share and per share data have been adjusted to reflect the October 1995, five-for-one split, effected in the form of a stock dividend, paid on November 6, 1995.

     Recent Accounting Pronouncements
     --------------------------------
     During 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation." This new standard will become effective January 1, 1996, and will require United to disclose the fair value of employee stock options granted in 1995 and subsequent years. Since United will not be required to record the options at fair value, management does not expect this new standard to have a material impact on the consolidated financial statements.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  MERGERS AND ACQUISITIONS
     On August 31, 1995, United acquired all the outstanding common stock of White County Bancshares, Inc., (White Bancshares) the parent company of White County Bank, Cleveland, Georgia. United issued 455,400 shares of its common stock and approximately $10,000 in cash for fractional shares, in exchange for all the outstanding common shares of White Bancshares. Additionally, United exercised its option to convert the exchangeable payable in kind debenture, previously acquired during 1994, and the related accrued interest into a majority interest in White County Bank. At the date of acquisition, White County Bank had total assets of $71 million and liabilities of $63 million. The original purchase price was allocated to assets and liabilities acquired based on their fair values at the date of acquisition. This transaction was accounted for as a purchase and, therefore, is not included in United's results of operations or statements of financial position prior to the date of acquisition. The following summarized pro forma unaudited financial information is presented as if the purchase had occurred on January 1, 1994. The unaudited pro forma financial information is not necessarily indicative either of the results of the operations that would have occurred had the two companies actually combined during the period presented or of future results of the combined companies:

                                                     For the Years Ended December 31,
                                              --------------------------------------------
                                                           1995             1994
                                              --------------------------------------------
                                              (dollars in thousands except per share data)
Net interest income                                   $   24,207           20,903
                                                      ==========           ======
Noninterest income                                         4,418            4,173
                                                           =====            =====
Noninterest expense                                        6,197           17,381
                                                           =====           ======
Net earnings                                               6,288            4,898
                                                           =====            =====
Net earnings per share                                $     1.03             0.81
                                                      ==========             ====
Weighted average shares outstanding                    6,116,800        6,044,765
                                                       =========        =========

         In 1995, United's subsidiary, Citizens, assumed deposits totaling $32 million and purchased certain assets totaling
$12 million of three branch banks in the western North Carolina cities of Andrews, Franklin and Waynesville.

(2)  CASH FLOWS
     United paid approximately $25 million, $15 million and $14 million in interest on deposits and other liabilities during 1995, 1994 and 1993, respectively.

     In connection with United's 1995 acquisition of White, assets having fair value of $71 million were acquired and liabilities totaling $63 million were assumed.

                                                                     For the Years Ended December 31,
                                                                    -----------------------------------
                                                                    1995            1994          1993
                                                                    -----------------------------------
                                                                        (dollars in thousands)
Schedule of noncash investing and financing
   activities:
   Change in dividends payable                                     $        --          --            2
   Transfers of loans to other real estate                         $       821        1,041         308
   Financed sales of other real estate                             $       826          925         321
   Conversion of convertible subordinated debentures
     into 89,255 shares of common stock                            $        --          --          500
   Common stock issued and conversion of
     exchangeable payable in kind debenture in
     connection with the acquisition of White                      $     8,864          --           --
   Change in unrealized gain (loss) on securities                  $       460         (209)         --
     available for sale, net of tax

(3)  INVESTMENT SECURITIES
     Investment securities at December 31, 1995 and 1994 are as follows (dollars in thousands):

                                                          -----------------------------------------------------
                                                                            December 31, 1995
                                                          -----------------------------------------------------
                                                                             Gross         Gross       Estimated
                                                          Amortized        Unrealized    Unrealized      Fair
                                                            Cost             Gains         Losses        Value
                                                          -----------------------------------------------------
 Securities Available for Sale:
       U S Treasuries                                      $23,128            112              1         23,239
       U S Government agencies                              28,215            137             11         28,341
       State and Municipal                                   6,007            314             -           6,321
       Mortgage-backed securities                            4,310             14             34          4,290
       Other                                                 2,912             -              57          2,855
                                                          -----------------------------------------------------
                Total                                       64,572            577            103         65,046
                                                          =====================================================
 Securities Held to Maturity:
       U S Treasuries                                        6,624             31              4          6,651
       U S Government agencies                              37,736            202            268         37,670
       State and Municipal                                  26,524            864             76         27,312
       Mortgage-backed securities                            7,937             99             19          8,017
                                                          -----------------------------------------------------
                Total                                      $78,821          1,196            367         79,650
                                                          =====================================================

                                                          -----------------------------------------------------
                                                                            December 31, 1994
                                                          -----------------------------------------------------
                                                                              Gross         Gross      Estimated
                                                          Amortized        Unrealized     Unrealized      Fair
                                                             Cost             Gains         Losses        Value
                                                          -----------------------------------------------------
 Securities Available for Sale:
       U S Treasuries                                       $5,875            -               94          5,781
       U S Government agencies                               6,961             11            239          6,733
       Mortgage-backed securities                              567              4              2            569
       Other                                                 1,881            -               17          1,864
                                                          -----------------------------------------------------
                Total                                       15,284             15            352         14,947
                                                          =====================================================
 Securities Held to Maturity:
       U S Treasuries                                        4,250            -               88          4,162
       U S Government agencies                              20,556            -            1,474         19,082
       State and Municipal
            securities                                      32,039            395          1,152         31,282
       Mortgage-backed securities                            6,103            -              208          5,895
                                                          -----------------------------------------------------
                Total                                      $62,948            395          2,922         60,421
                                                          =====================================================

    The amortized cost and fair value of the securities portfolio at December 31, 1995, by contractual maturity, is presented in the following table. Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.


                                                        -------------------------------------------------------
                                                          Securities Held            Securities Available
                                                            to Maturity                     for Sale
                                                           December 31, 1995             December 31, 1995
                                                        -------------------------------------------------------
                                                        AMORTIZED       ESTIMATED     AMORTIZED       ESTIMATED
                                                          COST         FAIR VALUE       COST         FAIR VALUE
                                                        -------------------------------------------------------
U S TREASURIES:                                                          (DOLLARS IN THOUSANDS)
      Within 1 year                                      $5,249           5,260        10,606          10,624
      1 to 5 years                                        1,375           1,391        12,522          12,615
                                                        -----------------------------------------------------
                                                         $6,624           6,651        23,128          23,239
                                                        =====================================================
U S GOVERNMENT AGENCIES:
      Within 1 year                                      $8,275           8,260        10,475          10,500
      1 to 5 years                                       28,961          28,909        17,740          17,841
      5 to 10 years                                         250             249           -               -
      More than 10 years                                    250             252           -               -
                                                        -----------------------------------------------------
                                                        $37,736          37,670        28,215          28,341
                                                        =====================================================

STATE AND MUNICIPAL:
      Within 1 year                                      $1,134           1,136         1,382           1,418
      1 to 5 years                                        6,605           6,839         4,521           4,791
      5 to 10 years                                      12,724          13,105           104             112
      More than 10 years                                  6,061           6,232            -              -
                                                        -----------------------------------------------------
                                                        $26,524          27,312         6,007           6,321
                                                        =====================================================
OTHER:
      More than 10 years                                   -               -            2,912           2,855
                                                        -----------------------------------------------------
                                                        $  -               -            2,912           2,855
                                                        =====================================================

TOTAL SECURITIES OTHER THAN MORTGAGE-BACKED SECURITIES:
      Within 1 year                                     $14,658          14,656        22,463          22,542
      1 to 5 years                                       36,941          37,139        34,783          35,247
      5 to 10 years                                      12,974          13,354           104             112
      More than 10 years                                  6,311           6,484         2,912           2,855

      Mortgage-backed securities                          7,937           8,017         4,310           4,290
                                                        -----------------------------------------------------
                                                        $78,821          79,650        64,572          65,046
                                                        =====================================================

         In December 1995, United transferred securities with amortized costs of $11 million from the held to maturity category to the available for sale category. At the date of transfer, the unrealized gain related to that transfer amounted to $312,500. These transfers were made as a result of United's reassessment of the appropriateness of its securities classifications as allowed by the Financial Accounting Standards Board's special report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities".

     There were no sales of securities held to maturity during 1995 and 1994. Proceeds from sales of securities held to maturity during 1993 were $22.6 million. Gross gains of $190,000 along with gross losses of $38,000 were realized on those sales.

     Proceeds from sales of securities available for sale during 1995 and 1994 were $14.7 million and $19.1 million, respectively. Gross gains were $113,000 and $143,000 for 1995 and 1994, along with gross losses of $109,000 and $105,000 for 1995 and 1994, were realized on those sales.

     Securities with a carrying value of $38.9 and $29.4 at December 31, 1995 and 1994, respectively, were pledged to secure public deposits as required by law.

(4)  LOANS AND ALLOWANCE FOR LOAN LOSSES
     Major classifications of loans at December 31, 1995 and 1994 are summarized as follows:

                                                                             1995               1994
                                                                           ---------------------------
                                                                               (dollars in thousands)
Commercial, financial and agricultural                                     $120,876            105,644
Real estate - construction                                                   29,538             19,707
Real estate - mortgage                                                      216,649            144,971
Consumer loans                                                               77,029             58,904
                                                                           ---------------------------
     Total loans                                                            444,092            329,226

Less: Allowance for loan losses                                               6,545              3,950
                                                                           ---------------------------
         Loans, net                                                        $437,547            325,276
                                                                           ===========================

         During 1995 and 1994, certain executive officers and directors of United and its Bank Subsidiaries, including their immediate families and companies with which they are associated, maintained a variety of banking relationships with the Bank Subsidiaries. Total loans outstanding to these persons at December 31, 1995 and 1994, amounted to $8,528,000 and $5,902,000, respectively. The change from December 31, 1994, to December 31, 1995, reflects payments amounting to $3,580,000 and advances of $6,206,000. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and do not represent more than normal credit risk.

     Changes in the allowance for loan losses are summarized as follows:

                                                                              -------------------------------
                                                                               1995         1994        1993
                                                                              -------------------------------
                                                                                  (dollars in thousands)
Balance at beginning of year                                                  $3,950        3,237       2,592
Allowance for loan losses acquired from White                                  1,813          -           -
Provisions charged to earnings                                                 1,040          935         842
Loans charged off                                                               (675)        (314)       (287)
Recoveries of loans previously charged off                                       417           92          90
                                                                              -------------------------------
         Balance at end of year                                               $6,545        3,950       3,237
                                                                              ===============================

         United serviced approximately $244.8 and $199.4 million of loans for others at December 31, 1995, and December 31, 1994, respectively.

(5)  BANK PREMISES AND EQUIPMENT
     Bank premises and equipment at December 31, 1995 and 1994 are summarized as follows:

                                                                                --------------------
                                                                                  1995          1994
                                                                                (dollars in thousands)
                                                                                ----------------------
Land and land improvements                                                       $ 3,332       2,672
Buildings and improvements                                                        10,122       6,539
Furniture and equipment                                                            8,005       6,371
Construction in progress                                                             616         -
                                                                                --------------------
                                                                                  22,075      15,582

Less accumulated depreciation                                                      6,078       4,114
                                                                                --------------------
                                                                                 $15,997      11,468
                                                                                ====================

         Depreciation expense was approximately $1,313,000, $927,000 and $725,000 in 1995, 1994 and 1993, respectively.

     During 1995 and 1994, payments under cost plus contracts were made totaling approximately $719,000 and $1,784,000, respectively, to the business interest of a shareholder and director of United as the general contractor for the construction of certain new banking facilities.

(6)  FHLB ADVANCES
     United has advances from the Federal Home Loan Bank (FHLB) with monthly interest payments and principal payments due at various maturity dates and interest rates ranging from 4.50% to 7.81% at December 31, 1995. The majority of the advances represent draws to fund mortgage loans to customers over payment terms longer than those normally given. The FHLB advances are collateralized by certain qualifying real estate loans having Lendable Collateral Value equal to at least 100% of the balance of advances outstanding under a blanket floating lien security agreement with the FHLB. The Lendable Collateral Value is calculated by discounting the total unpaid principal balances of the loans at 75%. Additionally, all stock of the FHLB owned by United and other U.S. agency investment securities are pledged as collateral for the advances.

(7)  LONG-TERM DEBT
     Long-term debt at December 31, 1995 and 1994, totalled $11,309,000 and $9,400,000, respectively. Long-term debt at December 31, 1995 consisted of notes payable to a bank due in quarterly installments of $282,725, plus interest, through January 2005, secured by common stock of the Bank Subsidiaries. Interest is based on the prime rate less fifty (50) basis points. The loan agreement contains covenants and restrictions pertaining to the maintenance of certain financial ratios, limitations on the incurrence of additional debt, and the declaration of dividends or other capital transactions.

     Aggregate maturities are approximately $1,130,900 for each of the next five years and $5,654,500, thereafter.

(8)  CONVERTIBLE SUBORDINATED DEBENTURES
     Effective July 1, 1993, $500,000 of United's 9% convertible subordinated debentures were converted at a conversion price of $5.60 per share into 89,255 shares of common stock plus cash paid for fractional shares totalling $172. The remaining $1,000,000 of debentures, subordinate to United's other indebtedness, are convertible into common stock of United at a conversion price of $5.60 per share at any time on or before July 1, 1996, unless previously redeemed. United may redeem the debentures in whole or in part at anytime after January 1, 1993 at redemption prices, expressed as a percentage of the principal amount, ranging from 105% in 1993 to 101% in 1997. The debentures mature on July 1, 2000 and bear interest at 9%, payable semi-annually on January 1 and July 1 of each year.

     Certain directors and executive officers of United hold convertible debentures totaling $700,000 at December 31, 1995 and 1994.


(9)  INCOME TAXES
     During 1995, 1994 and 1993, United made income tax payments of approximately $2,315,000, $2,147,000 and $1,745,000, respectively. Applicable income tax expense of $1,000, $13,000 and $52,000 on net securities gains for 1995, 1994 and 1993, respectively, is included in the provision for income tax expense.

     The components of income tax expense for the years ended
December 31, 1995, 1994 and 1993 are as follows:

                                                                                -----------------------------
                                                                                   1995      1994       1993
                                                                                -----------------------------
                                                                                     (dollars in thousands)
    Current                                                                     $  2,321     1,945      1,661
    Deferred                                                                         (83)       (3)      (194)
                                                                                 -------     -----      -----
                                                                                $  2,238     1,942      1,467
                                                                                 =======     =====      =====

  The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34 percent to earnings before taxes are as follows:

    Pretax income at statutory rates                                            $  2,818     2,428      1,927
    Add (deduct):
     Tax-exempt interest income                                                     (767)     (704)      (609)
     Nondeductible interest expense                                                  126        91         71
     Other                                                                            61       127         78
                                                                                 -------     -----      -----
                                                                                $  2,238     1,942      1,467
                                                                                 =======     =====      =====

 The following summarizes the sources and expected tax consequences of future taxable deductions (income) which comprise the net deferred tax asset at December 31:

   Deferred tax assets:
     Allowance for loan losses                                                  $  1,833     1,213
     Mortgage loans                                                                   63        52
     Net operating loss carryforward and credit carryforwards                      1,044         8
     Unrealized loss on securities available for sale                                 -        128
                                                                                 -------    ------
        Gross deferred tax assets                                                  2,940     1,401

   Deferred tax liabilities:
     Premises and equipment                                                       (1,074)     (682)
     Unrealized gain on securities available for sale                               (184)      -
     Other                                                                           (88)      (47)
                                                                                 -------    ------
     Gross deferred tax liabilities                                               (1,346)     (729)
                                                                                 -------    ------
     Net deferred tax asset                                                     $  1,594       672
                                                                                 =======    ======

         At December 31, 1995, United had remaining loss carryforwards of approximately $2 million and $4 million for Federal and State income taxes, respectively, which begin to expire in 2008. The use of these carry forwards is limited to future taxable earnings of United and to annual limitations imposed by the Internal Revenue Code. United may use no more than approximately $600,000 annually of its remaining Federal operating loss carryforwards.

(10) EMPLOYEE BENEFIT PLANS
     United has contributory employee benefit plans covering substantially all employees, subject to certain minimum service requirements. United's contribution to the plans is determined annually by the Board of Directors and amounted to approximately $556,000, $396,000 and $343,000 in 1995, 1994, and 1993,
respectively.

(11) COMMITMENTS
     The Bank Subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank Subsidiaries have in particular classes of financial instruments.

     The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual amount of these instruments. The Bank Subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. In most cases collateral or other security is required to support financial instruments with credit risk.

     The following table summarizes, as of December 31, the contract or notional amount of off-balance sheet instruments:

                                                                       -----------------------
Financial instruments whose contact amounts represent credit risk:        1995          1994
                                                                       -----------------------
                                                                        (dollars in thousands)
   Commitments to extend credit                                         $47,173         23,993
   Standby letters of credit and financial                               $1,760          1,501
   guarantees written

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank Subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on management's credit evaluation. Collateral held varies but may include unimproved and improved real estate, certificates of deposit, personal property or other acceptable collateral.

     Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank Subsidiaries to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to local businesses. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank Subsidiaries hold real estate, certificates of deposit, equipment and automobiles as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments varies.



(12) STOCKHOLDER'S EQUITY
     Dividends paid by the Bank Subsidiaries are the primary source of funds available to United for payment of dividends to its shareholders and other needs. Applicable Federal and State statutes and regulations impose restrictions on the amount of dividends that may be declared by the Bank Subsidiaries. At December 31, 1995, approximately $5.4 million of the Bank Subsidiaries' net assets were available for payment of dividends without prior approval from the regulatory authorities. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of each Bank Subsidiary's total capital in relation to its assets, deposits and other such items. Capital adequacy considerations could further limit the availability of dividends from the Bank Subsidiaries.

     On October 25, 1995, United's Board of Directors declared a five-for-one stock split effected in the form of a stock dividend, payable to shareholders of record November 6, 1995.
Share and per share data for all periods presented have been retroactively restated to reflect the additional shares outstanding resulting from the stock split.

     In 1995, the Board of Directors adopted the Key Employee Stock Option Plan. Under this plan, options can be granted for up to 150,000 shares of United's common stock. During 1995, options for 50,000 shares were granted which are exercisable at $10 per share, the fair market value at the date of grant. At December 31, 1995, 100,000 shares were available for grant under this plan.

     In 1995, United's Board of Directors amended the Articles of
Incorporation to authorize 10,000,000 shares of preferred stock, $1.00 par value. At December 31, 1995, there were no preferred shares issued or outstanding.

(13) SUPPLEMENTAL FINANCIAL DATA
     Components of other operating expenses in excess of 1% of total interest and other noninterest income for the years ended
December 31, 1995, 1994 and 1993 are as follows:

                                            -----------------------------
                                              1995         1994      1993
                                            -----------------------------
                                               (dollars in thousands)
                 Stationery and supplies    $  439         410        327
                 Advertising                $  627         379        277


                                  F-18

(14)     United Community Banks, Inc. (Parent Company Only) Financial Information




BALANCE SHEETS                                                                             December 31
                                                                                     ----------------------
                                                                                         1995        1994
                                                                                     ----------------------
ASSETS                                                                               (dollars in thousands)

      Cash                                                                           $    200           83
      Investment in Bank Subsidiaries                                                  51,761       32,941
      Other assets                                                                      4,735        7,937
                                                                                      --------------------
                                                                                       56,696       40,961
                                                                                      ====================
LIABILITIES AND STOCKHOLDERS' EQUITY

      Other liabilities                                                              $    360          344
      Long-term debt                                                                   11,309        9,400
      Convertible subordinated debentures                                               1,000        1,000
      Stockholders' equity                                                             44,027       30,217
                                                                                      --------------------
                                                                                     $ 56,696       40,961
                                                                                      =====================

STATEMENTS OF EARNINGS                                                          Years Ended December 31,
                                                                    -----------------------------------------
                                                                       1995            1994           1993
                                                                    =========================================
                                                                               (dollars in thousands)
      Income:
              Dividends from Bank Subsidiaries                      $ 1,510            1,770            1,323
              Other                                                     163              174                -
                                                                    -----------------------------------------
      Total income                                                    1,673            1,944            1,323
                                                                    -----------------------------------------
      Expenses:
              Interest on long-term debt and subordinated
                debentures                                              910              729              572
              Other                                                     410              209              283
                                                                    -----------------------------------------
     Total expense                                                    1,320              938              855
                                                                    -----------------------------------------
              Earnings before income taxes and equity in
                undistributed earnings of Bank Subsidiaries             353            1,006              468
     Income tax benefit                                                 346              228              247
                                                                    -----------------------------------------
            Earnings before equity in undistributed
               earnings of Bank Subsidiaries                            699            1,234              715
                                                                    -----------------------------------------
     Equity in undistributed earnings of Bank Subsidiaries            5,352            3,966            3,487
                                                                    -----------------------------------------
            Net earnings                                            $ 6,051            5,200            4,202
                                                                    =========================================


STATEMENTS OF CASH FLOWS                                    Years Ended December 31,
                                                     -------------------------------------
                                                        1995            1994         1993
                                                     -------------------------------------
                                                              (dollars in thousands)
Cash flows from operating activities:
  Net earnings                                       $  6,051         5,200          4,202
    Adjustments to reconcile net earnings to
    net cash provided by operating activities:
    Equity in undistributed earnings of Bank           (5,352)       (3,966)        (3,487)
      Subsidiaries
        Amortization and accretion                        185           184            191
        Change in:
          Other assets                                   (203)           97            198
          Accrued interest payable                         39            81            (22)
          Other liabilities                               (18)         (270)          (143)
                                                     -------------------------------------
      Net cash provided by operating activities           702         1,326            939
                                                     -------------------------------------

Cash flows from investing activities:
    Purchase of exchangeable payable in kind               -         (2,846)            -
      debenture
    Cash paid in lieu of fractional shares                (10)          -               -
    Capital contribution to Bank Subsidiaries          (4,500)         (200)          (350)
      Net cash used in investing activities            (4,510)       (3,046)          (350)

Cash flows from financing activities:
    Proceeds from long-term debt                        2,539         2,800             -
    Repayments of long-term debt                         (630)         (800)          (400)
    Proceeds from sale of common stock                  2,434           -               -
    Dividends paid                                       (418)         (223)          (195)
                                                     -------------------------------------
      Net cash provided (used) by financing             3,925         1,777           (595)
        activities
                                                     -------------------------------------
Net increase (decrease) in cash                           117            57             (6)
Cash at beginning of year                                  83            26             32
                                                     -------------------------------------
Cash at end of year                                  $    200            83             26
                                                     =====================================

(15) FAIR VALUE OF FINANCIAL INSTRUMENTS
     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of United's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of United or its Bank Subsidiaries, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by United since purchase, origination, or issuance.

     Cash and Short-Term Investments
     -------------------------------
     For cash, due from banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

     Investment Securities
     ---------------------
     Fair values for investment securities are based on quoted market prices.

     Loans and Mortgage Loans Held for Sale
     --------------------------------------
     The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

     Deposits
     --------
     The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

     Federal Funds Purchased
     -----------------------
     The carrying value of federal funds purchased approximates their fair value.

     FHLB Advances
     -------------
     The fair value of United's fixed rate borrowings are estimated using discounted cash flows, based on United's current incremental borrowing rates for similar types of borrowing arrangements.

     Long-Term Debt and Convertible Subordinated Debentures
     ------------------------------------------------------
     Rates currently available to United for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.



     Commitments to Extend Credit and Standby Letters of Credit
     ----------------------------------------------------------
     Because commitments to extend credit and standby letters of credit are made using variable rates, the contract value is a reasonable estimate of fair value.

     Limitations
     -----------
     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time United's entire holdings of a particular financial instrument. Because no market exists for a significant portion of United's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include the mortgage banking operation, brokerage network, deferred income taxes, premises and equipment and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.


     The carrying amount and estimated fair values of United's financial instruments at December 31, 1995 and 1994, are as follows:

                                                              December 31, 1995              December 31, 1994
                                                          ------------------------        ------------------------
                                                          Carrying       Estimated        Carrying      Estimated
                                                           Amount       Fair Value         Amount       Fair Value
                                                          --------      ----------        -------       ----------
                                                                            (dollars in thousands)
Assets:
    Cash and short term investments                        $31,988        31,988           14,570       14,570
    Securities held to maturity                             78,821        79,650           62,948       60,421
    Securities available for sale                           65,046        65,046           14,947       14,947
    Mortgage loans held for sale                            12,048        12,048           12,395       12,395
    Loans, net                                             437,547       437,053          325,276      323,894

Liabilities:
    Deposits                                               590,656       596,307          393,270      391,609
    Federal funds purchased                                      -             -            8,300        8,300
    FHLB advances                                            9,001         8,771           12,149       11,034
    Long term-debt                                          11,309        11,309            9,400        9,265
    Convertible subordinated debentures                      1,000           946            1,000          921

Unrecognized financial instruments:
    Commitments to extend credit                            47,173        47,173           23,993       23,993
    Standby letters of credit                                1,760         1,760            1,501        1,501

                                       UNITED COMMUNITY BANKS, INC. & SUBSIDIARIES
                                                Consolidated Balance Sheets
                                                       (Unaudited)

                                                                       September 30,       December 31,
                                                                           1996               1995
                                                                       -------------      ------------
ASSETS                                                                           (In Thousands)
  Cash and due from banks                                             $    26,467               20,758
  Federal funds sold                                                       12,855               11,230
                                                                       ----------            ---------
    Cash and cash equivalents                                              39,322               31,988
                                                                       ----------            ---------

  Securities held to maturity (estimated fair value of
     $74,346 and $79,650)                                                  74,626               78,821
  Securities available for sale                                            70,012               65,046

  Mortgage loans held for sale                                              6,360               12,048

  Loans                                                                   558,325              444,092
    Less: Allowance for loan losses                                        (7,369)              (6,545)
                                                                       ----------            ---------
       Loans, net                                                         550,956              437,547

  Premises and equipment                                                   17,615               15,997
  Accrued interest receivable                                               7,667                6,462
  Other assets                                                             13,007               11,760
                                                                       ----------            ---------
                                                                      $   779,565              659,669
                                                                       ==========            =========

LIABILITIES AND STOCKHOLDERS' EQUITY
  Deposits:
    Demand                                                            $    73,553               62,753
    Interest-bearing demand                                               170,284              114,825
    Savings                                                                40,068               38,947
    Time                                                                  396,432              374,131
                                                                       ----------            ---------
      Total deposits                                                      680,337              590,656

  Repurchase agreements                                                     2,000                  -
  Accrued expenses and other liabilities                                    5,588                3,676
  Federal Home Loan Bank advances                                          31,138                9,001
  Long-term debt                                                           10,736               11,309
  Convertible subordinated debentures                                       1,000                1,000
                                                                       ----------            ---------
      Total liabilities                                                   730,799              615,642
                                                                       ----------            ---------

  Stockholders' equity:
    Preferred Stock                                                          -                      -
    Common stock, $1 par value; 10,000,000 shares authorized;
      6,260,280 shares issued and outstanding                               6,260               6,260
    Capital surplus                                                        14,520              14,520
    Net unrealized gain (loss) on investment securities available
      for sale, net of tax                                                   (485)                251
    Retained earnings                                                      28,471              22,996
                                                                       ----------            ---------
      Total stockholders' equity                                           48,766              44,027
                                                                       ----------            ---------
                                                                      $   779,565             659,669
                                                                       ==========            =========

See accompanying notes to consolidated financial statements.          F-23

                                       UNITED COMMUNITY BANKS, INC. & SUBSIDIARIES
                                            Consolidated Statements of Earnings
                                                       (Unaudited)

                                                            For the Three Months Ended     For the Nine Months Ended
                                                                    September 30,                 September 30,
                                                            --------------------------     -------------------------
                                                                1996           1995           1996          1995
                                                                ----           ----           ----          ----
                                                                          (In Thousands Except Per Share Data)
INTEREST INCOME:
   Interest and fees on loans                               $    13,856        10,525         38,786        29,520
   Interest on deposits with other banks                             13            14             47            37
   Interest on federal funds sold                                   243           340            660           837
   Interest on investment securities:
     U.S. Treasury and U.S. Government agencies                   1,499         1,158          4,588         3,128
     State, county and municipal                                    480           458          1,413         1,375
                                                              ---------     ---------      ---------     ---------
       Total interest income                                     16,091        12,495         45,495        34,897
                                                              ---------     ---------      ---------     ---------

INTEREST EXPENSE:
   Interest on deposits:
     Demand                                                       1,629           859          3,647         2,587
     Savings                                                        263           241            783           740
     Time                                                         5,647         5,243         17,214        13,856
                                                              ---------     ---------      ---------     ---------
                                                                  7,539         6,343         21,644        17,183
                                                              ---------     ---------      ---------     ---------
  Long-term debt, subordinated debentures and
    federal funds purchased                                        493            446          1,218         1,439
                                                              ---------     ---------      ---------     ---------
       Total interest expense                                    8,032          6,789         21,644        18,622
                                                              ---------     ---------      ---------     ---------

       Net interest income                                       8,059          5,706         22,633        16,275
                                                              ---------     ---------      ---------     ---------
Provision for loan losses                                          348            326            915           746
                                                              ---------     ---------      ---------     ---------
      Net interest income after provision for
        loan losses                                              7,711          5,380         21,718        15,529
                                                              ---------     ---------      ---------     ---------
NONINTEREST INCOME:
   Service charges and fees                                        667            481          1,940         1,381
   Securities gains, net                                             2             (1)            17             2
   Mortgage loan and related fees                                  361            475          1,218         1,104
   Other noninterest income                                        215            212            565           611
                                                              ---------     ---------      ---------     ---------
      Total noninterest income                                   1,245          1,167          3,740         3,098
                                                              ---------     ---------      ---------     ---------

NONINTEREST EXPENSE:
   Salaries and employee benefits                                3,279          2,434          9,380         7,042
   Occupancy                                                       775            677          2,402         1,956
   Deposit insurance premiums                                        3            (36)            20           453
   Other noninterest expense                                     1,732          1,244          5,001         3,160
                                                              ---------     ---------      ---------     ---------
      Total noninterest expense                                  5,789          4,319         16,803        12,611
                                                              ---------     ---------      ---------     ---------

   Earnings before income taxes                                  3,167          2,228          8,655         6,015

Income taxes                                                     1,013            704          2,930         1,857
                                                              ---------     ---------      ---------     ---------
      NET EARNINGS                                          $    2,154          1,524          5,725         4,158
                                                              =========     =========      =========     =========

Net earnings per common share                               $     0.34          0.26            0.91          0.73

Weighted average shares outstanding                          6,260 280     5,815,430      6,260,280      5,665,545

See accompanying notes to consolidated financial statements.    F-24

                                       UNITED COMMUNITY BANKS, INC. & SUBSIDIARIES
                                           Consolidated Statements of Cash Flows
                                                       (Unaudited)

                                                                               For the Nine Months Ended
                                                                                       September 30,
                                                                               --------------------------
                                                                                    1996           1995
                                                                                    ----           ----
                                                                                      (In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings                                                                   $   5,725         4,158
 Adjustments to reconcile net earnings to net cash
  provided by operating activities:
    Depreciation, amortization and accretion                                        1,636         1,280
    Provision for loan losses                                                         915           746
    Gain on sale of investment securities                                             (17)           (2)
    Change in assets and liabilities:
      Interest receivable                                                          (1,205)        (1,170)
      Interest payable                                                               (174)           611
      Other assets                                                                   (163)          (719)
      Accrued expenses and other liabilities                                        1,513           (114)
 Change in mortgage loans held for sale                                             5,688           (119)
                                                                                 --------        -------
        Net cash provided by operating activities                                  13,918          4,671
                                                                                 --------        -------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash acquired from acquisitions                                                     2,685         8,508
 Proceeds from maturities and calls of securities held to maturity                  12,531         5,900
 Purchases of securities held to maturity                                           (8,413)      (13,175)
 Proceeds from sales of securities available for sale                               12,185         9,800
 Proceeds from maturities and calls of securities available for sale                21,038         6,776
 Purchases of securities available for sale                                        (39,486)      (45,340)
 Net change in interest-bearing deposits with other banks                             -              299
 Net increase in loans                                                             (95,136)      (52,792)
 Proceeds from sales of other real estate                                               54            69
 Purchase of bank premises and equipment                                            (1,562)        (1,981)
                                                                                   --------        -------
        Net cash used in investing activities                                      (96,104)       (81,936)
                                                                                  --------        -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net change in demand and savings deposits                                          57,368        19,231
 Net change in time deposits                                                         8,838        78,336
 Net increase in federal funds purchased and repurchase agreements                   2,000        (8,300)
 Proceeds from long-term debt                                                         -              539
 Repayments of long-term debt                                                         (573)         7,346
 Proceeds from FHLB advances                                                        22,375           (630)
 Repayments of FHLB advances                                                          (238)        (7,571)
 Proceeds from sale of common stock, net of costs                                                    2434
 Dividends paid                                                                       (250)          (279)
                                                                                   --------        -------
         Net cash provided by financing activities                                  89,520         91,106
                                                                                   --------        -------

Net increase in cash and cash equivalents                                            7,334         13,841
Cash and cash equivalents at beginning of period                                    31,988         14,570
                                                                                  --------        -------
Cash and cash equivalents at end of period                                       $  39,322         28,411
                                                                                  ========        =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid during the period for:
   Interest                                                                     $   23,036         18,011
   Income taxes                                                                 $    2,750          1,645
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
   Change in dividends payable                                                  $      -              110
   Transfers of loans to other real estate owned                                $      388            195
   Change in unrealized gain (loss) on securities available for sale            $    (1,162)          302

See accompanying notes to consolidted financial statements.     F-25

           UNITED COMMUNITY BANKS, INC. & SUBSIDIARIES

            Notes to Consolidated Financial Statements


   The accompanying consolidated financial statements have not been audited. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim periods.

   The accounting principals followed by United Community Banks, Inc. ("United") and its bank subsidiaries and the methods of applying these principals conform with generally accepted accounting principals and with general practices within the banking industry. Certain principals which significantly affect the determination of financial position, results of operation and cash flows are summarized below and in United's annual report on Form 10-K for the year ended December 31, 1995.


(1) Basis of Presentation
   ----------------------
    The consolidated financial statements include the accounts of United and its wholly-owned subsidiaries, Union County Bank
(UCB), Citizens Bank (Citizens), Peoples Bank (Peoples), Towns County Bank (Towns) and White County Bank (White) . All significant intercompany accounts and transactions have been eliminated in consolidation. Certain items in prior period's financial statements have been reclassified to conform with the current financial statement presentation.

    The consolidated financial information furnished herein reflects all adjustments which are, in the opinion of management, necessary to present a fair statement of the results of operations and financial position for the periods covered herein and are normal and recurring in nature. For further information, refer to the consolidated financial statements and footnotes included in United's annual report on Form 10-K for the year ended December 31, 1995.


(2) Earnings Per Share
    ------------------
    Net earnings per common share are based on the weighted average number of common shares outstanding during each period. The assumed conversion of the convertible subordinated debentures and exercise of stock options do not result in material dilution. All share and per share data have been adjusted to reflect the October 1995, five-for-one split, effected in the form of a stock dividend, paid on November 6, 1995.


(3) Acquisition of Branch Offices
    -----------------------------
    On May 25, 1995, United executed a Purchase and Assumption Agreement to acquire certain assets and deposit liabilities of the Franklin and Waynesville, North Carolina branch offices of Nations Bank, N.A. These branch offices had total assets of $14.8 million, total loans of $11.1 million and total deposits of $26.1 million as of October 19, 1995, the date of closing.


On June 6, 1996, United executed a Purchase and Assumption Agreement to acquire certain assets and deposit liabilities of the Cornelia, Georgia branch office of the First National Bank of Commerce. This branch office had total assets of $36 million, total loans of $31 million and total deposits of $24 million as of September 30, 1996, the date of closing.


(4) Recently Issued Accounting Standards
    ------------------------------------
    During 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation." This new standard became effective January 1, 1996, and will require United to disclose the fair value of employee stock options granted in 1995 and subsequent years. Since United will not be required to record the options at fair market value, management does not expect this new standard to have a material impact on the consolidated financial statements.

Item 2.        MANAGEMENT'S DISCUSSION AND ANALYSIS
                                OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                      Results of Operations
OVERVIEW
Net earnings for the nine months ended September 30, 1996 increased to $5.7 million or 38 percent over net earnings for the first nine months of 1995. Net earnings per common share for the first nine months also increased 25 percent from the same period in 1995 to $.91. Net interest income increased 39 percent for the nine months ended September 30, 1996 over the same period of 1995 to $23.6 million. For the first half of 1996, the provision for loan losses increased 23 percent to $915.000 for the nine month period. Noninterest income and expense rose 21 percent and 33 percent respectively over the first three quarters of 1995.

NET INTEREST INCOME
Net interest income for the nine months ended September 30, 1996 increased $6.4 million over the first three quarters of 1995. This increase was the result of a $10.6 million, or 30 percent increase in interest income, offset by a $4.2 million increase in interest expense. The increase in interest income was primarily due to an increase in average earning assets of $146 million.

Interest expense for the nine months ended September 30, 1996, increased $4.2 million, or 23 percent from the prior year, due primarily to a 29% increase in average core deposits, offset slightly by a decrease in the average yield on source of funds from 4.93% to 4.68%.


NET INTEREST MARGIN
The difference between the overall interest income on earning assets and the interest expense paid on all funding sources, including noninterest bearing deposits, is referred to as the net interest margin. For the first three quarters of 1996 the net interest margin was 4.64 percent compared to 4.32 percent for the same period in 1995. This 32 basis point increase resulted from a stable rate environment as well as a favorable change in the core deposit mix.

NONINTEREST INCOME AND EXPENSE
Noninterest income for the first nine months of 1996 increased $642 thousand, or 21 percent over the same period in 1995. Service charges on deposits increased over $559 thousand, or 40 percent during the first nine months, principally as a result of an increased number of deposit accounts being serviced. This increase is a result of continued growth and the White County and the Citizens' branch banking acquisitions. Mortgage loan and related fees increased $114 thousand, or 10% as a result of declining rate environment for a majority of the first nine months of 1996. Gains on investment securities sold during the first three quarter of 1996 were not material.


Noninterest expenses increased $4.2 million during the first nine months of 1996 over the same period in 1995. Salaries and employee benefits increased $2.3 million, or 33 percent, for the first three quarters. The increase in salaries and benefits was the result of an additional 72 employees compared to the same period in 1995. The number of employees increased primarily as a result of the White County acquisition as well as the branch banking facilities acquired by Citizens as discussed earlier.
Net occupancy expense increased $446 thousand due primarily to an increase in the depreciation and other occupancy expenses associated with the increased number of banking facilities. FDIC deposit insurance premiums decreased $433 thousand as a result of the recalculated FDIC assessment. Other noninterest expense, including stationary and supplies and advertising , increased $1.8 million during the first three quarters of 1996.


INCOME TAXES
Income tax expense increased during the first three quarters of 1996 compared to the same period in 1995 by $1.1 million. The effective tax rates for the nine months ended September 30, 1996 and 1995 were 35 percent and 30 percent, respectively. The increases are due primarily to the combined efforts of increased levels of pretax income, and a lower mix of tax-exempt securities held in the investment portfolio. Management expects the trend of an increasing effective tax rate to continue.


PROVISION AND ALLOWANCE FOR POSSIBLE LOAN LOSSES
The provision for loan losses for the nine months ended September 30, 1996 increased 23 percent to $915 thousand from the $746
thousand reported for the same period in 1995.   Management
considers the size and character of the loan portfolio, changes in nonperforming and past due loans, historical loan loss experience, the existing risk of individual loans, concentrations of loans to specific borrowers and existing and prospective economic conditions when determining the adequacy of the allowance for loan losses. The allowance for loan losses at September 30, 1996 was $7.4 million compared to $6.5 million at December 31, 1995. The ratio of the allowance for loan losses to loans outstanding at September 30, 1996 was 1.32 percent compared to 1.48 percent at December 31, 1995. The reduction in the ratio reflects the improvement in the quality of United's loan portfolio. It is management's belief that the allowance for loan losses is adequate to absorb probable loss in the portfolio.

NONPERFORMING ASSETS AND PAST DUE LOANS
Nonperforming assets, comprised of nonaccrual loans, other real estate owned and loans for which payments are more than 90 days past due, decrease $1.3 million to $ 850 thousand at September 30, 1996 from $2.2 million at December 31, 1995. In addition, Nonperforming assets as a percentage of total loans and other real estate owned improved to .15 percent at September 30, 1996 from .48 percent at December 31, 1995.

United regularly monitors selected accruing loans for which general economic conditions or changes within a particular industry could cause the borrowers financial difficulties. This continuous monitoring of the loan portfolio and the related identification of loans with a high degree of credit risk are essential parts of United's credit management. Management continues to emphasize maintaining a low level of nonperforming assets and returning current nonperfroming assets to an earning status.

At September 30, 1996, management was unaware of any known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on United's liquidity, capital resources or operations.


                           Financial Condition


OVERVIEW
Total assets at September 30, 1996 were $780 million representing a $120 million or a 18 percent increase from December 31, 1995 and a $158 million or a 25 percent increase from September 30, 1995. The growth from prior year is primarily attributed to an increase in market share of approximately $109 million and $49 from acquisitions.


ASSETS AND FUNDING
At September 30, 1996, earning assets totaled $722 million, an increase of $111 million from December 31, 1995. The earning assets mix improved slightly in the first nine months with loans representing 77% of the total earning assets as compared to 73% percent at December 31, 1995.

Interest bearing deposits at September 30, 1996 increased $79 million from December 31, 1995, while non-interest bearing deposits increased over $11 million since December 31, 1995. At
September 30, 1996, deposits accounted for 87 percent of United's funding, from 90 percent at December 31, 1995.


LIQUIDITY AND CAPITAL RESOURCES
Net cash provided by operating activities totaled $14 million for the nine months ended September 30, 1996. For the three quarters of 1996, net cash used from investing activities of $96 million consisted of proceeds from maturities of investments securities of $34 million, proceeds from sales of investment securities of $12 million, cash acquired from acquisitions of $3 million and offset by cash outflows of $47 million in investment securities purchases, a $95 million increase in loans outstanding and purchase


of bank premises and equipment of $1.5 million. Net cash provided by financing activities consisted largely of $66 million increase in deposit and time accounts, $22 million from additional FHLB advances, and were offset slightly by payments of $811 thousand on United's long-term debt and FHLB repayments.


Total stockholders' equity at September 30, 1996, was 6.26 percent of total assets compared to 6.67 percent at December 31, 1995. The slight decrease since year end 1995 reflects the asset growth of $120 million and the change of $736 thousand in the unrealized loss in United's available for sale investment portfolio offset by retained earnings from the first nine months of 1996.


=============================================
No dealer, sales person or other person has been
authorized to give any information or to make any repre-
sentations other than those contained in this Prospectus,
and, if given or made, such information or representations
must not be relied upon as having been authorized by
United.  This Prospectus does not constitute an offer to                          250,000 Shares of Common Stock
sell or the solicitation of any offer to buy any security
other than the securities to which it relates or an offer
to sell or the solicitation of an offer to buy such
securities in any circumstances in which such offer or
solicitation is unlawful.  Neither the delivery of this
Prospectus nor any sale made hereunder shall, under any
circumstances, create any implication that there has been
no change in the affairs of United since the date hereof
or that the information contained herein is correct as of                          UNITED COMMUNITY BANKS, INC.
any time subsequent to its date.


                _______________                                                         ______________

                                                                                          PROSPECTUS
                                                                                        ______________


                    TABLE OF CONTENTS
                                                       Page

Prospectus Summary  . . . . . . . . . . . . . . .      1
Risk Factors  . . . . . . . . . . . . . . . . . .      4
Determination of Offering Price . . . . . . . . .      5
Market For and Price Range of Common Stock  . . .      5
Use of Proceeds . . . . . . . . . . . . . . . . .      5
Capitalization  . . . . . . . . . . . . . . . . .      5
Dividends . . . . . . . . . . . . . . . . . . . .      6
Management's Discussion and Analysis of
   Financial Condition and Results of                                                    JANUARY 31, 1997
   Operations . . . . . . . . . . . . . . . . . .      7
Business  . . . . . . . . . . . . . . . . . . . .     24
Supervision and Regulation  . . . . . . . . . . .     30
Management  . . . . . . . . . . . . . . . . . . .     35
Principal Shareholders  . . . . . . . . . . . . .     39
Certain Transactions  . . . . . . . . . . . . . .     41
Description of Securities . . . . . . . . . . . .     41
Shares Eligible for Future Sale . . . . . . . . .     43
The Offering  . . . . . . . . . . . . . . . . . .     43
Pro Forma Consolidating Statements of Earnings  .     44
Pro Forma Consolidating Balance Sheet   . . . . .     47
Legal Matters . . . . . . . . . . . . . . . . . .     48
Experts . . . . . . . . . . . . . . . . . . . . .     48
Additional Information  . . . . . . . . . . . . .     48
Index to Financial Statements . . . . . . . . . .    F-1


                                 PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following sets forth the various expenses and costs expected to be incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except for the registration fees of the Securities and Exchange
Commission:

         Securities and Exchange Commission Registration Fee  . . . . . . . . . . . . .  $     1,515.15
         Blue Sky Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . .            *
         Printing and Engraving Expenses  . . . . . . . . . . . . . . . . . . . . . . .            *
         Legal Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . .            *
         Accounting Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . . .            *

              Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $         *

___________________________________________
*  To be filed by amendment

ITEM 14.  INDEMNIFICATION

     Under Article Seven of United's Bylaws, United is required to indemnify and hold harmless its directors, officers and agents against judgments, fines, penalties, amounts paid in settlement, and expenses, including attorney's fees, resulting from various types of legal actions or proceedings if the actions of the party being indemnified meet the standards of conduct specified therein. Determination concerning whether or not the applicable standard of conduct has been met can be made by (a) a disinterested majority of the Board of Directors, (b) independent legal counsel, (c) an affirmative vote of a majority of shares held by the shareholders. No indemnification may be made to or on behalf of a corporate director, officer, employee or agent (I) in connection with a proceeding by or in the right of the corporation in which such person was adjudged liable on the basis that personal benefit was improperly received by him. As provided under Georgia law, the liability of a director may not be eliminated or limited (a) for any appropriation, in violation of his duties, of any business opportunity of United, (b) for acts or omissions which involve intentional misconduct or a knowing violation of law, (c) for unlawful corporate distributions or (d) for any transaction from which the director received an improper benefit.

     United's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

ITEM 15 RECENT SALES OF UNREGISTERED SECURITIES

     On December 31, 1996, debentures due December 31, 2006, in the aggregate amount of $3,500,000 were sold to 26 accredited investors in the States of Georgia and North Carolina for cash in a transaction not involving a public offering within the meaning of Section 4(2) of the Securities Act of 1933 and in compliance with exemptions contained in Rule 506 of Regulation D promulgated thereunder. All of the purchasers were either existing shareholders, current officers or directors of United.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

Exhibit
No.            Description of Exhibit
-------        ----------------------

3.1       --   Articles of Incorporation of United, as amended
               (included on Exhibit 3.1 to United's Registration
               Statement on Form S-1, Commission File No. 33-
               93286 previously filed with Commission and incorporated herein by reference).

3.2       --   By-Laws of United, as amended (included as Exhibit
               3.2 to United's Annual Report on Form 10-K for the year ended December 31, 1994, previously filed with the Commission and incorporated herein by reference).

4.1       --   See exhibits 3.1 and 3.2 for provisions of
               Articles of Incorporation and By-laws, as amended, which define the rights of the holders of Common
               Stock of United.

4.2       --   Form of Floating Rate Convertible Subordinated
               Payable In Kind Debenture due December 31, 2006.

5         --   Opinion of Kilpatrick & Cody, L.L.P.

10.1      --   Agreement, dated May 3, 1984, by and between
               Cornelia Bank and Union County Bank (included as
               Exhibit 10.8 to United's Registration Statement on
               Form S-18, Commission File No. 33-32205-A, previously filed with the Commission and incorporated herein by reference).

10.2(a)   --   Union County Bank Retirement Plan and Trust
               Agreement, as amended and restated as of January 1, 1993 (included as Exhibit 10.4 to
               United's Form 10-K for the year ended December 31,
               1992, previously filed with the Commission and incorporated herein by reference).

10.2(b)   --   Amendment No. 1 to the Union County Bank
               Retirement Plan and Trust, dated December 29, 1993
               (included as Exhibit 10.3(b) to United's Annual
               Report on Form 10-K for the year ended December
               31, 1993, previously filed with the Commission and incorporated herein by reference).

10.3      --   United Community Banks, Inc. Key Employee Stock
               Option Plan (included as Exhibit 10.3 to United's
               Form 10-K for the year ended December 31, 1994, previously filed with the Commission and incorporated herein by reference).

10.4      --   Split-Dollar Agreement between United and Jimmy C.
               Tallent dated June 1, 1994  (included as Exhibit
               10.11 to United's Annual Report on Form 10-K for the year ended December 31, 1994, previously filed with the Commission and incorporated herein by

10.5      --   Agreement and Plan of Reorganization by and among
               White County Bancshares, Inc., White County Bank and United, dated as of April 11, 1995 (included as Exhibit 2.1 to United's Registration Statement on Form S-4, Commission File Number 33-93286, previously filed with the Commission and incorporated herein by reference).

10.6      --   Agreement and Plan of Merger by and between
               Registrant and White County Bancshares, Inc., dated as of April 11, 1995 (included as Exhibit
               2.2 to United's Registration Statement on Form S-
               4, Commission File Number 33-93286, previously filed with the Commission and incorporated herein by reference).

10.7      --   Agreement and Plan of Merger by and between White
               County Bank and White Interim Bank, dated as of
               June 12, 1995 (included as Exhibit 2.3 to United's
               Registration Statement on Form S-4, Commission
               File No. 33-93286, previously filed with the Commission and incorporated herein by reference).

10.8      --   Purchase and Assumption Agreement by and between
               Carolina Bank and NationsBank, N.A. (Carolinas) dated May 25, 1995 (included as Exhibit 10.16 to
               United's Registration Statement on Form S-1,
               Commission File Number 33-93278, previously filed with the Commission and incorporated herein by reference).

10.9      --   Loan Agreement dated April 26, 1995, by and
               between The Bankers Bank and the Registrant, together with the related Promissory Note in the principal amount of $15,000,000 and Stock Pledge
               Agreement (included as Exhibit 10.17 to United's
               Registration Statement on Form S-1, Commission
               File Number 33-93278, previously filed with the Commission and incorporated herein by reference).

10.10     --   Broker Dealer Agreement between the Registrant and
               The Carson Medlin Company dated January 28, 1997
               and amendment thereto dated January 28, 1997

21        --   Subsidiaries of United.

23.1      --   Consent of Porter Keadle Moore, L.L.P.

23.2      --   Consent of Kilpatrick & Cody, L.L.P. (included as
               part of Exhibit 5).


          (b) No Financial Statement Schedules are required to be filed as part of this Registration Statement.

ITEM 17.  UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnifica-tion by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.




                            SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, United Community Banks, Inc. has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Blairsville, State of Georgia, on January 29, 1997.


                                   UNITED COMMUNITY BANKS, INC.



                                   By:/s/ Jimmy C. Tallent
                                     Jimmy C. Tallent
                                     President

                        POWER OF ATTORNEY

          Know all men by these presents, that each person whose signature appears below constitutes and appoints Jimmy C. Tallent or Robert L. Head, or either of them, as attorney-in-fact, with each having the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-1 and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on January 29, 1997.

            Signature                      Title


/s/ Jimmy C. Tallent               President and Director (Principal Executive
    Jimmy C. Tallent               Officer)


/s/ Robert L. Head, Jr.
    Robert L. Head, Jr.            Chairman of the Board of Directors


/s/ Christopher J. Bledsoe         Chief Financial Officer (Principal Accounting
    Christopher J. Bledsoe         and Financial Officer)


/s/ James A. Brackett
    James A. Brackett              Director


/s/ Billy M. Decker
    Billy M. Decker                Director

                 [SIGNATURES CONTINUED ON FOLLOWING PAGE]



                 [SIGNATURES CONTINUED FROM PREVIOUS PAGE]


/s/ Thomas C. Gilliland
    Thomas C. Gilliland            Director


/s/ Charles E. Hill
Charles E. Hill                    Director


/s/ Hoyt O. Holloway
Hoyt O. Holloway                    Director


/s/ P. Deral Home
P. Deral Horne                      Director


/s/ Clarence W. Mason, Sr.
Clarence W. Mason, Sr.              Director


/s/ W. C. Nelson, Jr.
W. C. Nelson, Jr.                   Director









                              EXHIBIT INDEX


Exhibit
No.                 Description of Exhibit

5 and 23.2     --   Opinion and Consent of Kilpatrick & Cody, L.L.P. *

4.2       --        Form of Floating Rate Convertible Subordinated Payable In
                    Kind Debenture due December 31, 2006

10.10     --        Broker Dealer Agreement between the Registrant and The
                    Carson Medlin Company dated January 28, 1997 and amendment thereto dated January 28, 1997

21        --        Subsidiaries of United

23.2      --        Consent of Porter Keadle Moore, L.L.P.
_________________________________________________________
*  To be filed by amendment

                                EXHIBIT A
                       UNITED COMMUNITY BANKS, INC.

                              59 Highway 515
                               P.O. Box 398
                       Blairsville, Georgia  30512

                      SUBSCRIPTION FOR COMMON STOCK

Gentlemen:

     United Community Banks, Inc. (the "Company") is offering to sell shares of Common Stock (the "Shares") at a price of $20.00 per share.

     The undersigned hereby tenders this subscription for the purchase of the number of Shares set forth below, to SunTrust Bank, Atlanta, 58 Edgewood Avenue, Room 200, Atlanta, Georgia 30303. The undersigned has also enclosed a check, bank draft or money order which represents the full subscription price, payable to the Company.

     The Shares purchased by the undersigned shall be registered as specified below. If Shares are to be issued in more than one name, please specify whether ownership is to be as individual owner, tenants in common, joint tenants with right of survivorship, community property, etc. If Shares are to be held in joint ownership, all joint owners should sign this subscription. If Shares are to be issued in the name of one person for the benefit of another, please indicate whether registration should be as trustee or custodian for such other person.

     The undersigned certifies, acknowledges and agrees that:

     1. The undersigned has received a copy of the Company's Prospectus and has read and considered the Prospectus, and by executing this subscription agreement, the undersigned acknowledges and agrees to all the terms and conditions of the offering as described in the Prospectus and all the terms and conditions of this subscription. The subscriber by executing this subscription is not waiving any rights available under applicable federal or state securities laws.

     2. A subscription is not binding until accepted by the Company. The Company reserves the right to accept or reject a subscription, in whole or in part, in its sole discretion.

     3. The undersigned acknowledges that there is no public market for the Shares, nor is a public market expected to develop after this offering.

     4. The undersigned represents that he/she is (i) either a shareholder of the Company prior to the date of the Prospectus (ii) a resident of the State of Georgia or (iii) a resident of the State of North Carolina.

     IN WITNESS WHEREOF, the undersigned has executed this subscription on the date set forth below and has returned the subscription, with the full subscription price for the Shares, to the Company.


Date:_______________________________, 1997      _______________________________
                                                    Signature of Subscriber

Number of Shares Subscribed                     _______________________________
for (at $20.00 per Share) ________________          Signature of Subscriber

Total Subscription Price $_______________       _______________________________
                                                Print Name(s) in which Shares
                                                are to be Registered

Home Address and Personal Information
about Person in whose Name the Shares
are to be Registered:

______________________________________           ______________________________
Street Address                                   Social Security/Taxpayer
                                                 Identification Number
                                                 of Person in whose name the
                                                 shares are to be registered


______________________________________           _______________________________
City/State/Zip Code                                     Telephone Number